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                          NAVIOS MARITIME HOLDINGS INC.
                                   as Company,

                          the GUARANTORS party hereto,
                                 as Guarantors,

                                       and

                             WELLS FARGO BANK, N.A.,
                                   as Trustee

                                   ----------

                                    INDENTURE

                                   ----------

                          Dated as of December 18, 2006

                                   ----------

                          9 1/2% Senior Notes due 2014

================================================================================

                              CROSS-REFERENCE TABLE

                  Trust Indenture Act                           Indenture
                        Section                                  Section
------------------------------------------------------   -----------------------
310(a)(1).............................................   7.10
   (a)(2).............................................   7.10
   (a)(3).............................................   7.10
   (a)(4).............................................   N.A.
   (a)(5).............................................   7.08; 7.10
   (b)................................................   7.03; 7.08; 7.10; 11.02
   (c)................................................   N.A.
311(a)................................................   7.03; 7.11
   (b)................................................   7.03; 7.11
   (c)................................................   N.A.
312(a)................................................   2.05
   (b)................................................   11.03
   (c)................................................   11.03
313(a)................................................   7.06
   (b)(1).............................................   7.06
   (b)(2).............................................   7.06
   (c)................................................   7.06; 11.02
   (d)................................................   7.06
314(a)................................................   4.06; 4.17; 11.02
   (b)................................................   N.A.
   (c)(1).............................................   7.02; 11.04; 11.05
   (c)(2).............................................   7.02; 11.04; 11.05
   (c)(3).............................................   N.A.
   (d)................................................   N.A.
   (e)................................................   11.05
   (f)................................................   N.A.
315(a)................................................   7.01(b); 7.02(a)
   (b)................................................   7.05; 11.02
   (c)................................................   7.01
   (d)................................................   6.05; 7.01(c)
   (e)................................................   6.11
316(a)(last sentence).................................   2.09
   (a)(1)(A)..........................................   6.05
   (a)(1)(B)..........................................   6.04
   (a)(2).............................................   9.02
   (b)................................................   6.07
   (c)................................................   9.04
317(a)(1).............................................   6.08
   (a)(2).............................................   6.09
   (b)................................................   2.04
318(a)................................................   11.01
   (c)................................................   11.01

                                   ----------

N.A. means Not Applicable

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of this Indenture.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                   ARTICLE ONE

                   DEFINITIONS AND INCORPORATION BY REFERENCE

                                   ARTICLE TWO

                                    THE NOTES

SECTION 2.01.  Form and Dating...........................................     33
SECTION 2.02.  Execution, Authentication and Denomination; Additional

                                  ARTICLE THREE

                                   REDEMPTION

                                      -i-

                                                                            Page
                                                                            ----

                                  ARTICLE FOUR

                                    COVENANTS

SECTION 4.10.  Incurrence of Indebtedness and Issuance of Disqualified

SECTION 4.15.  Dividend and Other Payment Restrictions Affecting

SECTION 4.18.  Limitations on Designation of Restricted and Unrestricted

                                  ARTICLE FIVE

                              SUCCESSOR CORPORATION

SECTION 5.01.  Mergers, Consolidations, Etc..............................     73

                                   ARTICLE SIX

                              DEFAULT AND REMEDIES

                                      -ii-

                                                                            Page
                                                                            ----

SECTION 6.11.  Undertaking for Costs.....................................     80

                                  ARTICLE SEVEN

                                     TRUSTEE

                                  ARTICLE EIGHT

               SATISFACTION OR DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01.  Termination of the Company's Obligations..................     87
SECTION 8.02.  Option to Effect Legal Defeasance or Covenant Defeasance..     88

SECTION 8.06.  Deposited Money and Government Securities To Be Held in

                                  ARTICLE NINE

                       AMENDMENTS, SUPPLEMENTS AND WAIVERS

                                     -iii-

                                                                            Page
                                                                            ----

                                   ARTICLE TEN

                                 NOTE GUARANTEE

SECTION 10.21. Note Guarantee in Addition to Other Guarantee Obligations.    103
SECTION 10.22. Severability..............................................    103
SECTION 10.23. Successors and Assigns....................................    104

                                 ARTICLE ELEVEN

                                  MISCELLANEOUS

SECTION 11.08. GOVERNING LAW; WAIVER OF JURY TRIAL; SUBMISSION TO
                  JURISDICTION...........................................    107
SECTION 11.09. No Adverse Interpretation of Other Agreements.............    107
SECTION 11.10. No Personal Liability of Directors, Officers, Employees

                                      -iv-

SECTION 11.13. Severability..............................................    108
SECTION 11.14. Force Majeure.............................................    108
SECTION 11.15. Agent for Service; Submission to Jurisdiction; Waiver of
                  Immunities.............................................    108
SECTION 11.16. Currency of Account; Conversion of Currency; Foreign
                  Exchange Restrictions..................................    110

Signatures...............................................................    S-1

Exhibit A -    Form of Note
Exhibit B -    Form of Legends
Exhibit C -    Form of Certificate To Be Delivered in Connection with
               Transfers Pursuant to Regulation S
Exhibit D -    Form of Supplemental Indenture for Additional Guarantor(s)
Exhibit E -    Form of Notation of Guarantee

Note: This Table of Contents shall not, for any purpose, be deemed to be part of this Indenture.

                                      -v-

          INDENTURE dated as of December 18, 2006 among Navios Maritime Holdings
Inc., a Marshall Islands corporation, as issuer ("NAVIOS" or the "COMPANY") and each of the Guarantors named herein, as Guarantors, and Wells Fargo Bank, N.A., a national banking association, as Trustee (the "TRUSTEE").

          The Company has duly authorized the creation of an issue of 9 1/2%
Senior Notes due 2014 and, to provide therefor, the Company and the Guarantors have duly authorized the execution and delivery of this Indenture. All things necessary to make the Notes, when duly issued and executed by the Company and authenticated and delivered hereunder, the valid and binding obligations of the
Company and to make this Indenture a valid and binding agreement of the Company and the Guarantors have been done.

          For and in consideration of the premises and the purchase of the Notes by the Holders thereof, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

                                   ARTICLE ONE

                   DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01. Definitions.

          Set forth below are certain defined terms used in this Indenture.

          "ACQUIRED DEBT" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other
     Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

          "ADDITIONAL INTEREST" means (i) "Additional Interest" as defined in the Registration Rights Agreement with respect to the Notes issued on the Issue
Date and (ii) "Special Interest," "Additional Interest," "Liquidated Damages" or
similar term as such term is defined in any registration rights agreement with respect to additional Notes issued after the Issue Date.

          "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control,"
as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or

otherwise. For the purposes of this definition, the terms "controlling,"
"controlled by" and "under common control with" have correlative meanings.

          "AGENT" means any Registrar or Paying Agent.

          "APPLICABLE PREMIUM" means, with respect to a Note at any time, the greater of (1) 1.0% of the principal amount of such Note at such time and (2)
the excess of (A) the present value at such time of (i) the redemption price of such Note at December 15, 2010 plus (ii) all remaining interest payments due on such Note through and including December 15, 2010 (excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis
(assuming a 360-day year consisting of twelve 30-day months) from December 15,
2010 to the Make-Whole Redemption Date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such
Note on the Make-Whole Redemption Date.

          "APPLICABLE TREASURY RATE" for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve
Statistical Release H.15(519) that has become publicly available at least two
Business Days prior to the Make-Whole Redemption Date of such note (or, if such
Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole
Redemption Date to December 15, 2010; provided, however, that if the period from the Make-Whole Redemption Date to December 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation
(calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to December 15, 2010 is less than one year, the weekly average yield on actually traded United States
Treasury securities adjusted to a constant maturity of one year shall be used.

          "ASSET SALE" means:

          (1) the sale, lease, conveyance or other disposition of any assets;
     provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted
     Subsidiaries taken as a whole shall be governed by the provisions of
     Sections 4.09 and/or 5.01 and not by the provisions of Section 4.13; and

          (2) the issuance by any of the Company's Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the
     Company or any Restricted Subsidiary of Equity Interests in any Restricted
     Subsidiaries (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its
     Subsidiaries).

          Notwithstanding the foregoing, none of the following items shall be deemed to be an Asset Sale:

          (1) any single transaction or series of related transactions that involves assets having a fair market value of less than $10.0 million;

                                      -2-

          (2) a sale, lease, conveyance, transfer or other disposition of assets between or among the Company and/or its Restricted Subsidiaries;

          (3) an issuance, sale, transfer or other disposition of Equity
     Interests by a Restricted Subsidiary of the Company to the Company or to
     another Restricted Subsidiary of the Company;

          (4) the sale or other disposition of damaged, worn-out or obsolete assets;

          (5) the sale or other disposition of cash or Cash Equivalents;

          (6) (i) a Restricted Payment that does not violate Section 4.11 or a
     Permitted Investment; and (ii) any issuance, sale, transfer or other disposition of Capital Stock of an Unrestricted Subsidiary;

          (7) sales of accounts receivable and inventory (other than Vessels and
     Related Assets) in the ordinary course of business for cash or Cash
     Equivalents;

          (8) a Permitted Asset Swap;

          (9) sales and/or contributions of Securitization Assets to a
     Securitization Subsidiary in a Qualified Securitization Transaction for the
     fair market value thereof including cash in an amount at least equal to 75%
     of the fair market value thereof (for the purposes of this clause (9),
     Purchase Money Notes shall be deemed to be cash); and

          (10) any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified
     Securitization Transaction.

          "ATTRIBUTABLE INDEBTEDNESS" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback
Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby shall be determined in accordance with the definition of
"Capital Lease Obligation."

          "BANKRUPTCY LAW" means Title 11 of the United States Code, as amended, or any applicable United States federal, state or foreign law for the relief of debtors, or bankruptcy, insolvency, reorganization or other similar law.

          "BENEFICIAL OWNER" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3)
of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time; provided that, notwithstanding the foregoing, the holders of the Company's warrants outstanding on the Issue Date shall not be deemed to beneficially own the underlying shares

                                      -3-

until such warrants have been exercised. The terms "BENEFICIALLY OWNS,"
"BENEFICIALLY OWNED" and "BENEFICIAL OWNERSHIP" shall have correlative meanings.

          "BOARD OF DIRECTORS" means:

          (1) with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of "Change of
     Control," any committee thereof duly authorized to act on behalf of such board; and

          (2) with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of "Change of Control," any committee thereof duly authorized to act on behalf thereof.

          "BUSINESS DAY" means a day other than a Saturday, Sunday or other day on which banking institutions in New York, the location of the office of the
Paying Agent or the location of the Corporate Trust Office of the Trustee are authorized or required by law to close.

          "CAPITAL LEASE OBLIGATION" means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

          "CAPITAL STOCK" means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

          (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests;
     and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

          "CASH EQUIVALENTS" means:

          (1) United States dollars or Euro or other currency of a member of the
     Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

          (2) securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European
     Union or any other country whose sovereign debt has a rating of at least A3 from Moody's and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

                                      -4-

          (3) demand and time deposits and eurodollar time deposits and certificates of deposit or bankers' acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the
     Organization for Economic Cooperation and Development having capital and surplus and undivided profits in excess of US$500.0 million;

          (4) repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clauses (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5) commercial paper and variable or fixed rate Notes rated P-1 or higher by Moody's or A-1 or higher by S&P and, in each case, maturing within one year after the date of acquisition; and

          (6) money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

          "CHANGE OF CONTROL" means the occurrence of any of the following events:

          (1) any "person" or "group" (as such terms are used in Sections 13(d)
     and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 35% of the voting power of the total outstanding
     Voting Stock of the Company; provided, however, that such event shall not be deemed to be a Change of Control so long as the Permitted Holders own
     Voting Stock representing in the aggregate a greater percentage of the total voting power of the Voting Stock of the Company than such other person or group;

          (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

          (3) (a) all or substantially all of the assets of the Company and the
     Restricted Subsidiaries are sold or otherwise transferred to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted
     Holders or (b) the Company consolidates or merges with or into another
     Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof
     Persons Beneficially Owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the
     Voting Stock of the Company immediately prior to such consummation do not
     Beneficially Own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or

                                      -5-

          (4) the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

          "CONSOLIDATED CASH FLOW" means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

          (1) Consolidated Net Income for such period; plus

          (2) the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

               (a) Fixed Charges;

               (b) provision for taxes based on income;

               (c) total depreciation expenses;

               (d) total amortization expenses (including, without limitation, the amoritization of capitalized drydocking expenses);

               (e) other non-cash items reducing such Consolidated Net Income
          (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period);
          and

               (f) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

          (3) the amount for such period (to the extent increasing such
     Consolidated Net Income) of non-cash items increasing such Consolidated Net
     Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in clauses (2)(a) through (f) of a Restricted
Subsidiary shall be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

          "CONSOLIDATED NET INCOME" means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

          (1) any net after-tax extraordinary or nonrecurring gains or losses
     (less all fees and expenses relating thereto);

                                      -6-

          (2) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales or dispositions of securities;

          (3) the portion of net income (or loss) of any Person (other than the
     Company or a Restricted Subsidiary) in which the Company or any Restricted
     Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any
     Restricted Subsidiary in cash during such period;

          (4) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually, or permitted to be, paid to the Company or a Restricted
     Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that with respect to a Guarantor (or a
     Securitization Subsidiary this clause (4) shall be applicable solely for purpose of calculating Consolidated Net Income to determine the amount of
     Restricted Payments permitted under Section 4.11;

          (5) any non-cash expenses or charges resulting from the stock, stock options or other equity-based awards;

          (6) the cumulative effect of a change in accounting principles;

          (7) any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amoritization of intangibles arising pursuant to GAAP;

          (8) the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof; and

          (9) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition,
     Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of
     Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed);

provided, however, that Consolidated Net Income shall be reduced by the amount of all dividends on Designated Preferred Stock (other than dividends paid in
Qualified Equity Interests) paid, accrued or scheduled to be paid or accrued during such period.

          "CORPORATE TRUST OFFICE" means the corporate trust office of the
Trustee located at Sixth and Marquette, MAC N9303-120, Minneapolis, MN 55479, or
such other office, designated by the Trustee by written notice to the Company, at which at any particular time its corporate trust business shall be principally administered.

                                      -7-

          "CREDIT AGREEMENT" means that certain Facilities Agreement, dated as of December 21, 2005, among the Company, HSH Nordbank AG as lead arranger, agent and security agent and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise), increased or refinanced (including by means of sales of debt securities to institutional investors) including by means of a Qualified Securitization Transaction in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder), including, without limitation, pursuant to the Amendment and Consent dated as of November 29, 2006, among the Company and
HSH Nordbank AG.

          "CREDIT FACILITIES" means one or more debt facilities or agreements
(including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a
Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time
(and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).

          "CUSTODIAN" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

          "DEFAULT" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

          "DEPOSITORY" means, with respect to the Global Notes, The Depository
Trust Company, New York, New York, its nominees and any and all successors thereto appointed as depository hereunder and having become such pursuant to the applicable provisions of this Indenture.

          "DESIGNATED NON-CASH CONSIDERATION" means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash
Consideration pursuant to an Officers' Certificate setting forth the basis of such valuation executed by an authorized officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

                                      -8-

          "DESIGNATED PREFERRED STOCK" means preferred stock of the Company
(other than Disqualified Stock) issued and sold for cash in a bona-fide financing transaction that is designated as Designated Preferred Stock pursuant to an Officers' Certificate on the issuance date thereof, the net cash proceeds of which are excluded from the calculation of Restricted Payments for purposes of Section 4.11(a)(3) and are not used for purposes of Section 4.11(a)(3)(B).

          "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.
Notwithstanding the preceding sentence, any Capital Stock that would constitute
Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated
maturity of the Notes shall not constitute Disqualified Stock. The amount of
Disqualified Stock deemed to be outstanding at any time for purposes of this
Indenture shall be the maximum amount that the Company and its Restricted
Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

          "ELIGIBLE JURISDICTION" means any of the Marshall Islands, the United
States of America, any State of the United States or the District of Columbia,
the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of
Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman
Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom,
Malta, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

          "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

          "EQUITY OFFERING" means any issuance and sale by the Company of its
Qualified Equity Interests.

          "EXCHANGE ACT" means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.

          "EXCHANGE OFFER" means an offer that may be made by the Company pursuant to the Registration Rights Agreement to exchange Notes bearing the
Private Placement Legend for the Exchange Securities.

          "EXCHANGE SECURITIES" has the meaning set forth in the Registration
Rights Agreement.

          "EXERCISED VESSEL PURCHASE OPTION CONTRACT" means any Vessel Purchase
Option Contract which has been exercised by the Company or a Restricted
Subsidiary,

                                      -9-

obligating the Company or such Restricted Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

          "EXISTING INDEBTEDNESS" means Indebtedness of the Company and its
Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of this Indenture after giving effect to the issuance of the Notes on the Issue Date and the use of proceeds therefrom.

          "FAIR MARKET VALUE" means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm's length transaction not involving distress or necessity of either party.
Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $25 million, an officer of the Company and evidenced by an Officers' Certificate delivered to the Trustee and (ii) if the value of such property or asset equals or exceeds $25 million, the Board of
Directors of the Company; provided, however, that (x) if such determination is with respect to one or more Vessels, Fair Market Value shall be based on the written appraisal of an Independent Appraiser dated not more than 60 days prior to the relevant date of determination and (y) if such determination relates to the determination by the Company of compliance with clause (7) of the definition of "Permitted Liens," such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases such determination shall be based on the written opinion of an independent investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

          "FIXED CHARGE COVERAGE RATIO" means with respect to any specified
Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the
"CALCULATION DATE"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

          In addition, for purposes of calculating the Fixed Charge Coverage
Ratio:

          (1) acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or

                                      -10-

     prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

          (2) the Consolidated Cash Flow attributable to operations (including
     Vessels and Related Assets) or businesses (and ownership interests therein)
     disposed of prior to the Calculation Date, shall be excluded;

          (3) the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein)
     disposed of prior to the Calculation Date shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges shall not be obligations of the specified Person or any of its Restricted
     Subsidiaries following the Calculation Date;

          (4) any Person that is a Restricted Subsidiary on the Calculation Date
     (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such
     Consolidated Cash Flow) shall be deemed to have been a Restricted
     Subsidiary at all times during such four-quarter period;

          (5) any Person that is not a Restricted Subsidiary on the Calculation
     Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such
     Consolidated Cash Flow) shall be deemed not to have been a Restricted
     Subsidiary at any time during such four-quarter period; and

          (6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated at the actual rate that was in effect from time to time (taking into account any Hedging
     Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

          For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including without limitation, the charter-in of a
Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may
(i) if a relevant Vessel is to be subject to a time charter-out with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge
Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out, (ii) if a relevant Vessel is to be subject to a time charter-out with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out, or (iii) if a relevant Vessel is not to be subject to a time charter-out, is under time charter-out that is due to expire in six months or less, or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel), then in each case, apply for the period for which the Fixed Charge Coverage Ratio is being calculated earnings
(losses) for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person's fleet in the most recent four quarter period
(as determined in good faith by the chief financial officer of the Company) or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by the chief financial officer of the Company).

                                      -11-

          Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the
Securities Act or (b) have been realized at the time such pro forma calculation is made or are reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be certified by the chief financial officer of the Company;
provided that, in the case of adjustments pursuant to this clause (b), such adjustments shall be set forth in a certificate signed by the Company's chief financial officer which states in detail (i) the amount of such adjustment or adjustments and (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Company at the time of such execution. Any such certificate shall be provided to the Trustee if the Company or any
Restricted Subsidiary incurs Indebtedness, issues Disqualified Stock or preferred stock, makes any Restricted Payment or consummates any transaction described under Section 5.01 necessitating the calculation of the Fixed Charge
Coverage Ratio.

          "FIXED CHARGES" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1) the consolidated interest expense of such Person and its
     Restricted Subsidiaries for such period, whether paid or accrued, (x)
     including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease
     Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates and (y) excluding amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses incurred in connection with the incurrence of Indebtedness and any expensing of bridge, commitment and other financing fees; plus

          (2) the consolidated interest of such Person and its Restricted
     Subsidiaries that was capitalized during such period; plus

          (3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

          (4) all dividends accrued paid of any series of Disqualified Stock or
     Designated Preferred Stock of the Company or any Disqualified Stock or
     preferred stock of any Restricted Subsidiary (other than any such
     Disqualified Stock, Designated Preferred Stock or preferred stock held by the Company or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

          (5) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.

                                      -12-

          "FORWARD FREIGHT AGREEMENT" means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

          "GAAP" means generally accepted accounting principles in the United
States of America as in effect on the Issue Date, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute
of Certified Public Accountants and statements and pronouncements of the
Financial Accounting Standards Board, in each case, as in effect on the Issue
Date, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, as in effect on the Issue Date.

          "GOVERNMENT SECURITIES" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the
United States pledges its full faith and credit.

          "GUARANTEE" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any
Indebtedness.

          "GUARANTEE" or "NOTE GUARANTEE" means the guarantee by each Guarantor of the Company's obligations under this Indenture and on the Notes, executed pursuant to the provisions of this Indenture.

          "GUARANTOR" means each Subsidiary of the Company that executes a
Guarantee in accordance with the provisions of this Indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of this Indenture.

          "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward
Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

          "HEIRS" of any individual means such individual's estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or Trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

          "HOLDER" means a Person in whose name a Note is registered on the books maintained by the Registrar.

          "INDEBTEDNESS" of any Person at any date means, without duplication:

          (1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

                                      -13-

          (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers' acceptances and similar credit transactions;

          (4) all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of business;

          (5) all Capital Lease Obligations of such Person;

          (6) all Indebtedness of others secured by a Lien on any asset of such
     Person, whether or not such Indebtedness is assumed by such Person;

          (7) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its
     Subsidiaries that is guaranteed by the Company or the Company's
     Subsidiaries shall only be counted once in the calculation of the amount of
     Indebtedness of the Company and its Subsidiaries on a consolidated basis;
     provided, further, that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

          (8) all Attributable Indebtedness;

          (9) to the extent not otherwise included in this definition, Hedging
     Obligations of such Person; and

          (10) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

          Notwithstanding clause (4) above, the obligation of the Company or any
Restricted Subsidiary to pay the purchase price for an Exercised Vessel Purchase
Option Contract entered into and exercised in the ordinary course of business and consistent with past practices of the Company and its Restricted
Subsidiaries shall not constitute "Indebtedness" under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

          "INDENTURE" means this Indenture, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof including, for all purposes of this Indenture and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this Indenture.

          "INDEPENDENT APPRAISER" means a Person:

                                      -14-

          (1) engaged in the business of appraising vessels who is generally acceptable to institutional lenders to the shipping industry; and

          (2) who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

          "INITIAL PURCHASERS" means Merrill Lynch, Pierce, Fenner & Smith
Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and S.
Goldman Advisors LLC.

          "INTEREST" means, with respect to the Notes, interest and Additional
Interest, if any, on the Notes (regardless of whether so stated).

          "INTEREST PAYMENT DATE" means each June 15 and December 15 starting with June 15, 2007.

          "INVESTMENTS" means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the forms of loans
(including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity
Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers' compensation in the ordinary course of business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Company or any
Restricted Subsidiary of the Company sells or otherwise disposes of any Equity
Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted
Subsidiary of the Company, the Company shall be deemed to have made an
Investment on the date of any such sale or disposition equal to the Fair Market
Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.11(c). The acquisition by the Company or any Restricted Subsidiary of the Company of a
Person that holds an Investment in a third Person shall be deemed to be an
Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired
Person in such third Person in an amount determined as provided in Section
4.11(c). Except as otherwise provided in this Indenture, the amount of an
Investment shall be determined at the time the Investment is made and without giving effect to subsequent changes in value.

          "ISSUE DATE" means December 18, 2006, the date of the original issuance of the Notes under this Indenture.

          "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, filing of or agreement to give any financing statement under the
Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in

                                      -15-

no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

          "MAKE-WHOLE REDEMPTION" has the meaning given in Section 5 of the
Notes.

          "MAKE-WHOLE REDEMPTION DATE" with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

          "MATURITY DATE" when used with respect to any Note, means the date on which the principal amount of such Note becomes due and payable as therein or herein provided.

          "MOODY'S" means Moody's Investors Service, Inc. and its successors.

          "NET FFA LOSS AMOUNT" means, for each applicable period, the amount of net recorded losses (whether realized or unrealized), net of recorded gains during such period (whether realized or unrealized), in respect of Forward
Freight Agreements not permitted to be entered into under clause (i) of the definition of "Permitted Hedging Obligations" and related net recorded trading losses (whether realized or unrealized), net of related cash trading gains for such period (whether realized or unrealized), of the Company and its Restricted
Subsidiaries for such period.

          "NET PROCEEDS" means the aggregate cash proceeds received by the
Company or any of its Restricted Subsidiaries in respect of any Asset Sale
(including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale
(including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of
Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (d) amounts required to be paid to any Person (other than the Company or any of its
Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (e) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such
Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

          "NON-RECOURSE DEBT" means Indebtedness:

          (1) as to which neither the Company nor any of its Restricted
     Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness
     (other than, with respect to a Securitization Subsidiary, pursuant to
     Standard Securitization Undertakings in connection with a Qualified
     Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or

                                      -16-

     otherwise (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertaking in connection with a
     Qualified Securitization Transaction), or (c) constitutes the lender; and

          (2) as to which the lenders have been notified in writing or have contractually agreed that they shall not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable
     Securitization Subsidiary).

          "NON-U.S. PERSON" has the meaning assigned to such term in Regulation
S.

          "NOTES" means, collectively, the Company's 9 1/2% Senior Notes due
2014 issued in accordance with Section 2.02 (whether issued on the Issue Date, issued as Additional Notes, issued as Exchange Securities or otherwise issued after the Issue Date) treated as a single class of securities under this
Indenture, as amended or supplemented from time to time in accordance with the terms of this Indenture.

          "OBLIGATIONS" means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

          "OFFERING MEMORANDUM" means the offering memorandum of the Company relating to the Notes dated December 13, 2006.

          "OFFICER" means, with respect to any Person, any of the following: the
Chairman of the Board of Directors, the Chief Executive Officer, the Chief
Financial Officer, the President, the Chief Operating Officer, any Vice
President, any Assistant Vice President, the Treasurer, any Assistant Treasurer,
the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

          "OFFICERS' CERTIFICATE" means a certificate signed by two Officers.

          "OPINION OF COUNSEL" means a written opinion from legal counsel that meets the requirements of Sections 11.04 and 11.05. The counsel may be an employee of, or counsel to, the Company, a Guarantor or the Trustee. Opinions of
Counsel required to be delivered under this Indenture may have qualifications customary for opinions of the type required and counsel delivering such Opinions of Counsel may rely on certificates of the Company or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact, including that various covenants have been complied with.

          "PARI PASSU INDEBTEDNESS" means any Indebtedness of the Company or any
Guarantor that ranks pari passu in right of payment with the Notes or the Note
Guarantees, as applicable.

          "PERMITTED ASSET SWAP" means the exchange of property or assets of the
Company or any Restricted Subsidiary for assets to be used by the Company or a
Restricted Subsidiary in a Permitted Business.

                                      -17-

          "PERMITTED BUSINESS" means any business conducted by the Company or any of its Subsidiaries as described in the Offering Memorandum and any businesses that, in the good faith judgment of the Board of Directors of the
Company, are reasonably related, ancillary, supplemental or complementary thereto, or reasonable extensions thereof.

          "PERMITTED HEDGING OBLIGATIONS" means:

          (i) at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or freight rates and not for speculative purposes
     (all as determined by the Company on the date of entering into such Hedging
     Obligation); and

          (ii) obligations in respect of one or more Forward Freight Agreements not covered by clause (i) above if at the time each such Forward Freight
     Agreement is entered into either:

               (x) after giving pro forma effect thereto as if such Forward
          Freight Agreement had been entered into at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the
          Fixed Charge Coverage Ratio test set forth in Section 4.10(a); or

               (y) the Net FFA Loss Amount shall not have exceeded either (I)
          $12.5 million for the calendar year in which such Forward Freight
          Agreement is entered into, determined as of the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight
          Agreement shall be entered into, provided that, to the extent that any portion of the Net FFA Loss Amount for any prior calendar year is less than $12.5 million, such unused portion may be carried forward and utilized in one or more subsequent years until so utilized or (II)
          $50.0 million for the period (taken as one accounting period) from
          January 1, 2007, to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into;

provided that the restrictions set forth in this clause (ii) shall not apply with respect to:

          (I) the settling of a position in respect of an outstanding Forward
     Freight Agreement in accordance with the terms thereof; or

          (II) the entering into of any Forward Freight Agreement by the Company or any Restricted Subsidiary if the sole purpose thereof is to offset, in whole or in part, the risk of loss with respect to any then outstanding
     Forward Freight Agreement.

          "PERMITTED HOLDERS" each of: (i) Angeliki Frangou; (ii) each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries,

                                      -18-

estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses
(i) and (ii) above.

          "PERMITTED INVESTMENTS" means:

          (1) any Investment in cash or Cash Equivalents;

          (2) any Investment in the Company or in a Guarantor;

          (3) any Investment by the Company or any Restricted Subsidiary of the
     Company in a Person, if as a result of such Investment:

               (a) such Person becomes a Guarantor; or

               (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;

          (4) any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with Section 4.13;

          (5) any Investment made for consideration consisting of Qualified
     Equity Interests of the Company;

          (6) any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B)
     litigation, arbitration or other disputes with Persons who are not
     Affiliates;

          (7) Investments represented by Permitted Hedging Obligations;

          (8) Investments in existence on the Issue Date;

          (9) Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers' compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

          (10) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $5.0 million at any one time outstanding;

                                      -19-

          (11) payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

          (12) Investments held by a Person at the time such Person becomes a
     Restricted Subsidiary of the Company or is merged into the Company or a
     Restricted Subsidiary of the Company and not made in contemplation of such
     Person becoming a Restricted Subsidiary or merger;

          (13) any Investment by the Company or any Restricted Subsidiary in a
     Securitization Subsidiary (including, without limitation, the payment of
     Securitization Fees in connection with a Qualified Securitization
     Transaction) or any Investment by a Securitization Subsidiary in any other
     Person in connection with a Qualified Securitization Transaction (including
     Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization
     Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

          (14) Investments in any Person engaged in a Permitted Business the
     Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (14) since the Issue Date and that remain outstanding, do not exceed $25.0 million;

          (15) Investments in Unrestricted Subsidiaries the Fair Market Value of
     which, when taken together with all other Investments made pursuant to this clause (15) since the Issue Date and that remain outstanding, do not exceed
     $10.0 million; and

          (16) other Investments in any Person having an aggregate Fair Market
     Value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of
     (x) $25.0 million and (y) 3.5% of Total Tangible Assets.

          "PERMITTED LIENS" means:

          (1) Liens on assets and property of the Company or any of its
     Subsidiaries securing Indebtedness and other related Obligations under
     Credit Facilities in an aggregate amount at any time outstanding not to exceed $475.0 million;

          (2) Liens in favor of the Company or any of its Restricted
     Subsidiaries;

          (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any
     Restricted Subsidiary of the Company; provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary;

                                      -20-

          (4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with such acquisition;

          (5) Liens incurred or deposits in connection with workers'
     compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the
     Company and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);

          (6) Liens securing (i) Indebtedness incurred pursuant to clause (4) of
     Section 4.10(b) covering only the assets acquired with or financed by such
     Indebtedness and (ii) Capital Lease Obligations incurred in compliance with this Indenture, in each case, covering only the assets to which such
     Capital Lease Obligation relates;

          (7) Liens securing Indebtedness incurred to finance (A) the construction, purchase or lease of, or repairs, improvements or additions to, one or more Vessels and any Related Assets or (B) the Capital Stock of
     a Person the assets of which include one or more Vessels and any Related
     Assets (and, in each case, Liens securing Indebtedness that refinances or replaces any such Indebtedness); provided, however, that, (i) except as provided in clauses (ii) and (iii) below and except to the extent that any portion of such Indebtedness is secured by a Lien incurred and outstanding pursuant to another clause of this definition of "Permitted Liens" or otherwise in compliance with Section 4.12, the principal amount of
     Indebtedness secured by such a Lien in respect of this clause (7) does not exceed (x) with respect to Indebtedness incurred to finance the construction of such Vessel(s) or Related Assets, 80% of the sum of (1) the contract price pursuant to the Vessel Construction Contract(s) for such
     Vessel(s) or Related Assets and (2) any other ready for sea cost for such
     Vessel(s) or Related Assets (as determined in good faith by the Company), and (y) with respect to Indebtedness Incurred to finance the acquisition of such Vessel(s), Related Assets or Person, 80% of the Fair Market Value of
     such Vessel(s), Related Assets or the Vessel and Related Assets of such
     Person at the time such Lien is incurred, (ii) in the case of Indebtedness that matures within nine months after the incurrence of such Indebtedness
     (other than any Permitted Refinancing Indebtedness of such Indebtedness or
     Indebtedness that matures within one year prior to the Stated Maturity of the Notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the Fair Market Value of such Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, and (iii) in the case of Indebtedness representing Capital Lease
     Obligations relating to a Vessel or Related Assets, the principal amount of
     Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1)
     the Fair Market Value of such Vessel or Related Assets at the time such
     Lien is incurred and (2) any ready for sea cost for such Vessel or Related
     Assets (as determined in good faith by the Company);

                                      -21-

          (8) Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

          (9) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters', officers' or crews'
     wages and maritime Liens;

          (10) Liens for salvage;

          (11) Liens existing on the date of this Indenture (other than Liens under the Credit Agreement);

          (12) Liens for taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded;
     provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (13) Liens imposed by law, such as carriers', warehousemen's, landlord's, suppliers' and mechanics' Liens, in each case, incurred in the ordinary course of business;

          (14) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

          (15) Liens created for the benefit of (or to secure) the Notes (or the
     Note Guarantees) or payment obligations to the Trustee;

          (16) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that such Liens (a)
     are not materially more favorable to the lienholders with respect to such
     Liens than the Liens in respect of the Indebtedness being refinanced, and
     (b) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced
     (other than any improvements or accessions to property or assets securing the Indebtedness so refinanced);

          (17) Liens arising by reason of any judgment, decree or order of any court not giving rise to an Event of Default;

          (18) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

                                      -22-

          (19) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (20) Liens securing Permitted Hedging Obligations which Permitted
     Hedging Obligations relate to Indebtedness that is otherwise permitted under this Indenture; provided, however, that if such Permitted Hedging
     Obligation is a Forward Freight Agreement such Lien shall not extend to any property or asset of the Company or any Restricted Subsidiary other than funds of the Company or such Restricted Subsidiary maintained in the ordinary course of business in deposit accounts with the clearinghouse clearing such Forward Freight Agreement;

          (21) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of business;

          (22) Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or a Restricted Subsidiary in the ordinary course of business;

          (23) Liens on Securitization Assets transferred to a Securitization
     Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary,
     in each case, in connection with a Qualified Securitization Transaction;

          (24) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (22); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets; and

          (25) Liens incurred by the Company or any Restricted Subsidiary of the
     Company with respect to obligations that do not exceed $25.0 million at any one time outstanding.

          For purposes of determining what category of Permitted Lien that any
Lien shall be included in, the Company in its sole discretion may classify such
Lien on the date of its incurrence and later reclassify all or a portion of such
Lien in any manner that complies with this definition.

          "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness,
Disqualified Stock or preferred stock of the Company or any of its Restricted
Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness,
Disqualified Stock or preferred stock of the Company or any of its Restricted
Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the Notes in full:

                                      -23-

          (1) the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

          (2) such Permitted Refinancing Indebtedness has a final maturity or final Redemption Date either (i) no earlier than the final maturity or final Redemption Date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the Maturity Date;

          (3) the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified
     Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

          (4) if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Guarantee, such
     Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or a Guarantee on terms at least as favorable to the Holders of
     Notes as those contained in the documentation governing the Indebtedness,
     Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and

          (5) such Indebtedness is incurred either by (i) if a Restricted
     Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any
     Restricted Subsidiary that is not a Guarantor or (ii) the Company or
     Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing
     Indebtedness).

          "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

          "PRINCIPAL" means, with respect to the Notes, the principal of and premium, if any, on the Notes.

          "PRIVATE PLACEMENT LEGEND" means the legends in the form set forth in
Exhibit B to be placed on the Notes except where otherwise permitted by the provisions of this Indenture.

          "PURCHASE MONEY NOTE" means a promissory note of a Securitization
Subsidiary to the Company or any Restricted Subsidiary of the Company, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be

                                      -24-

established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization
Assets and (b) may be subordinated to the payments described in clause (a).

          "QUALIFIED EQUITY INTERESTS" means Equity Interests of the Company other than Disqualified Stock.

          "QUALIFIED INSTITUTIONAL BUYER" or "QIB" shall have the meaning specified in Rule 144A under the Securities Act.

          "QUALIFIED SECURITIZATION TRANSACTION" means any transaction or series of transactions entered into by the Company or any of its Restricted
Subsidiaries pursuant to which the Company or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary
(in the case of a transfer by the Company or any of its Restricted Subsidiaries)
and (b) any other Person (in the case of a transfer by a Securitization
Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such
Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Company or such Restricted Subsidiary enters into such transaction.

          "RECORD DATE" means the applicable Record Date specified in the Notes;
provided that if any such date is not a Business Day, the Record Date shall be the first day immediately succeeding such specified day that is a Business Day.

          "REDEMPTION DATE," when used with respect to any Note to be redeemed, means the date fixed for such redemption pursuant to this Indenture and the
Notes.

          "REDEMPTION PRICE," when used with respect to any Note to be redeemed on a Redemption Date, means the price fixed for such redemption pursuant to and in accordance with this Indenture, exclusive of accrued and unpaid interest and
Additional Interest, if any, thereon to the Redemption Date, unless otherwise specifically provided herein.

          "REGISTRATION RIGHTS AGREEMENT" means (i) the Registration Rights
Agreement dated as of the Issue Date among the Company, the Guarantors and the
Initial Purchasers and (ii) any other registration rights agreement entered into in connection with an issuance of Additional Notes in a private offering after the Issue Date.

          "REGULATION S" means Regulation S under the Securities Act.

          "REGULATION S-X" means Regulation S-X under the Securities Act.

          "RELATED ASSET" means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any
Restricted Subsidiary of the

                                      -25-

Company owning a Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation thereof and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer's or lessee's obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder's obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

          "RESPONSIBLE OFFICER" means, when used with respect to the Trustee, any officer in the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who currently performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such officer's knowledge of and familiarity with the particular subject and shall also mean any officer who shall have direct responsibility for the administration of this Indenture.

          "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

          "RESTRICTED SECURITY" means a Note that constitutes a "Restricted
Security" within the meaning of Rule 144(a)(3) under the Securities Act;
provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Note constitutes a Restricted Security.

          "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of such
Person that is not an Unrestricted Subsidiary.

          "RULE 144A" means Rule 144A under the Securities Act.

          "S&P" means Standard & Poor's Ratings Services, a division of the
McGraw-Hill Companies, Inc., and its successors.

          "SALE/LEASEBACK TRANSACTION" means any arrangement with any Person or to which any such Person is a party providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such
Person on the security of such property.

          "SECURED INDEBTEDNESS" means any Indebtedness (other than Subordinated
Indebtedness) of the Company or a Restricted Subsidiary of the Company secured by a Lien on any of its assets.

          "SEC" means the U.S. Securities and Exchange Commission.

                                      -26-

          "SECURITIES ACT" means the U.S. Securities Act of 1933, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.

          "SECURITIZATION ASSETS" means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the forgoing.

          "SECURITIZATION FEES" means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization
Subsidiary in connection with, any Qualified Securitization Transaction.

          "SECURITIZATION REPURCHASE OBLIGATION" means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to
repurchase Securitization Assets arising as a result of a breach of Standard
Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

          "SECURITIZATION SUBSIDIARY" means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization
Transaction in which the Company or any Subsidiary of the Company makes an
Investment and to which the Company or any Subsidiary of the Company transfers
Securitization Assets and related assets):

          (1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing
     Securitization Assets of the Company and/or its Restricted Subsidiaries,
     and any activities incidental thereto;

          (2) that is designated by the Board of Directors of the Company or such other Person as a Securitization Subsidiary pursuant to resolution set forth in an Officers' Certificate and delivered to the Trustee;

          (3) that, other than Securitization Assets, has total assets at the time of such creation and designation with a book value of $10,000 or less;

          (4) has no Indebtedness other than Non-Recourse Debt;

          (5) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a
     Qualified Securitization Transaction (as determined in good faith by the
     Company) and Securitization Fees payable in the ordinary course of business in connection with such a Qualified Securitization Transaction; and

                                      -27-

          (6) with respect to which neither the Company nor any Restricted
     Subsidiary of the Company has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

          "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a
"significant subsidiary" as defined in Article 1, Rule 1-02(w) of Regulation
S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of this Indenture.

          "STANDARD SECURITIZATION UNDERTAKINGS" means representations, warranties, covenants and indemnities entered into by the Company or any
Restricted Subsidiary of the Company which have been determined by the Company in good faith to be reasonably customary in Qualified Securitization
Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any
Securitization Repurchase Obligation shall be deemed to be a Standard
Securitization Undertaking.

          "STATED MATURITY" means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this Indenture (or, if incurred after the date of this Indenture, as of the date of the initial incurrence thereof) and shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

          "SUBORDINATED INDEBTEDNESS" means Indebtedness of the Company or any
Guarantor that is subordinated in right payment to the Notes or the Note
Guarantees of such Guarantor, as the case may be.

          "SUBSIDIARY" means, with respect to any specified Person:

          (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled
     (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

          (2) any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more
     Subsidiaries of such Person (or a combination thereof).

          "TAX" shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

          "TAXING AUTHORITY" shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

                                      -28-

          "TOTAL TANGIBLE ASSETS" means the total consolidated assets, less goodwill and intangibles, of the Company and its Restricted Subsidiaries, as
shown on the most recent balance sheet of the Company prepared in accordance with GAAP.

          "TRUST INDENTURE ACT" means the Trust Indenture Act of 1939, as amended, as in effect on the date on which this Indenture is qualified under the
Trust Indenture Act, except as otherwise set forth in Section 9.03.

          "TRUSTEE" means the party named as such in the preamble to this
Indenture until a successor replaces it in accordance with the provisions of this Indenture and thereafter means such successor.

          "UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted
Subsidiary pursuant to a board resolution, but only to the extent that such
Subsidiary:

          (1) has no Indebtedness other than Non-Recourse Debt;

          (2) except as permitted by Section 4.14 is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted
     Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the
     Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a
     Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof; and

          (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted
     Subsidiaries.

          Any designation of a Subsidiary of the Company as an Unrestricted
Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an
Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.11. If, at any time, any
Unrestricted Subsidiary would fail to meet the preceding requirements as an
Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted
Subsidiary for purposes of this Indenture and any Indebtedness of such
Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the
Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.10, the Company shall be in default of such Section. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted
Subsidiary of the Company of any outstanding Indebtedness of such

                                      -29-

Unrestricted Subsidiary and such designation shall only be permitted if (1) such
Indebtedness is permitted under Section 4.10, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation.

          "U.S. LEGAL TENDER" means such coin or currency of the United States of America that at the time of payment shall be legal tender for the payment of public and private debts.

          "U.S. DOLLAR EQUIVALENT" means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S.
dollars with the applicable foreign currency as quoted by Reuters at approximately 10:00 A.M. (New York time) on the date not more than two Business
Days prior to such determination.

          "VESSEL" means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

          "VESSEL CONSTRUCTION CONTRACT" means any contract for the construction
(or construction and acquisition) of a Vessel and any Related Assets entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

          "VESSEL PURCHASE OPTION CONTRACT" means any contract granting the
Company or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

          "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of
Directors of such Person.

          "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any
Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

          (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years
     (calculated to the nearest one-twelfth) that shall elapse between such date and the making of such payment; by

                                      -30-

          (2) the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

          "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any Person means a Restricted
Subsidiary of such Person, all of the outstanding Equity Interests of which
(other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.

SECTION 1.02. Other Definitions.

                                                                    Defined in
Term                                                                  Section
---------------------------------------------------------------   --------------
"144A Global Note".............................................    2.01
"Additional Amounts"...........................................    4.20(b)
"Additional Interest Notice"...................................    4.19
"Additional Notes".............................................    2.02
"Affiliate Transaction"........................................    4.14(a)
"Asset Sale Offer".............................................    4.13(e)
"Asset Sale Payment Date"......................................    4.13(f)(2)
"Authentication Order".........................................    2.02
"Base Currency"................................................   11.16(b)(1)(A)
"Change of Control Offer"......................................    4.09
"Change of Control Payment"....................................    4.09
"Change of Control Payment Date"...............................    4.09
"Company"......................................................   Preamble
"Covenant Defeasance"..........................................    8.04
"Event of Default".............................................    6.01
"Excess Proceeds"..............................................    4.13(e)
"Global Note"..................................................    2.01
"Guarantee Obligations"........................................   10.01
"incur"........................................................    4.10(a)
"Initial Global Notes".........................................    2.01
"Initial Notes"................................................    2.02
"Judgment Currency"............................................   11.16(b)(1)(A)
"Legal Defeasance".............................................    8.03
"Navios".......................................................   Preamble
"Notation of Guarantee"........................................   10.03
"Notice of Acceleration".......................................    6.02
"Offered Price"................................................    4.13(e)
"Participants".................................................    2.15(a)
"Paying Agent".................................................    2.03
"Payment Amount"...............................................    4.13(e)
"Payment Default"..............................................    6.01(5)(a)
"Permitted Debt"...............................................    4.10(b)
"Physical Notes"...............................................    2.01

                                      -31-

                                                                    Defined in
Term                                                                  Section
---------------------------------------------------------------   --------------
"Primary Lien".................................................    4.12(a)(2)
"rate of exchange".............................................   11.16(d)
"Registrar"....................................................    2.03
"Regulation S Global Note".....................................    2.01
"Relevant Taxing Jurisdiction".................................    4.20(a)
"Reinvestment Termination Date"................................    4.13(d)
"Restricted Payments"..........................................    4.11(a)
"Specified Courts".............................................   11.08
"Surviving Entity".............................................    2.02
"Total Loss"...................................................    4.10(b)(5)

SECTION 1.03. Incorporation by Reference of Trust Indenture Act.

          Whenever this Indenture refers to a provision of the Trust Indenture
Act, such provision is incorporated by reference in, and made a part of, this
Indenture. The following Trust Indenture Act terms used in this Indenture have the following meanings:

          "indenture securities" means the Notes.

          "indenture security holder" means a Holder.

          "indenture to be qualified" means this Indenture.

          "indenture trustee" or "institutional trustee" means the Trustee.

          "obligor" in respect of this Indenture or on the Notes means the
Company, any Guarantor and any other obligor on the Notes.

          All other Trust Indenture Act terms used in this Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by SEC rule and not otherwise defined herein have the meanings assigned to them therein.

SECTION 1.04. Rules of Construction.

          For all purposes under this Indenture and the Notes, except as otherwise provided and unless the context otherwise requires:

          (1) a term has the meaning assigned to it;

          (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP (for the avoidance of doubt, determinations of whether an action is for speculative purposes is not an accounting term);

          (3) words in the singular include the plural, and words in the plural include the singular;

          (4) provisions apply to successive events and transactions;

                                      -32-

          (5) "herein," "hereof" and other words of similar import refer to this
     Indenture as a whole and not to any particular Article, Section or other subdivision;

          (6) the words "including," "includes" and similar words shall be deemed to be followed by "without limitation";

          (7) references to "$" or dollars are to United States dollars; and

          (8) references to Subsidiaries are to Subsidiaries of the Company.

                                   ARTICLE TWO

                                    THE NOTES

SECTION 2.01. Form and Dating.

          The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. The
Company shall approve the form of the Notes and any notation, legend or endorsement on them. Each Note shall be dated the date of its issuance and show the date of its authentication. Each Note shall have an executed Notation of
Guarantee from each of the Guarantors existing on the Issue Date endorsed thereon substantially in the form of Exhibit E.

          The terms and provisions contained in the Notes and the Note
Guarantees shall constitute, and are hereby expressly made, a part of this
Indenture and, to the extent applicable, the Company, the Guarantors and the
Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

          Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of a single permanent global Note in registered form, substantially in the form set forth in Exhibit A (the "144A GLOBAL NOTE"), deposited with the Trustee, as custodian for the Depository, duly executed by the Company (and having an executed Notation of Guarantee from each of the
Guarantors existing on the Issue Date endorsed thereon) and authenticated by the
Trustee as hereinafter provided and shall bear the legends set forth in Exhibit
B.

          Notes offered and sold in offshore transactions in reliance on
Regulation S shall be issued initially in the form of a single permanent global
Note in registered form substantially in the form of Exhibit A (the "REGULATION
S GLOBAL NOTE"; and together with the 144A Global Note, the "INITIAL GLOBAL
NOTES"), deposited with the Trustee, as custodian for the Depository, duly executed by the Company (and having an executed Notation of Guarantee from each of the Guarantors existing on the Issue Date endorsed thereon) and authenticated by the Trustee as hereinafter provided and shall bear the legends set forth in
Exhibit B.

                                      -33-

          Notes issued after the Issue Date shall be issued initially in the form of one or more global Notes in registered form, substantially in the form set forth in Exhibit A, deposited with the Trustee, as custodian for the
Depository, duly executed by the Company (and having an executed Notation of
Guarantee from each of the Guarantors endorsed thereon) and authenticated by the
Trustee as hereinafter provided and shall bear any legends required by applicable law (together with the Initial Global Notes, the "GLOBAL NOTES") or as Physical Notes. With respect to Additional Notes, any Additional Interest, if set forth in the applicable Registration Rights Agreement, may be paid to holders of such Additional Notes immediately prior to the making or the consummation of the applicable Exchange Offer regardless of any other provision regarding record dates set forth herein; provided that the Company shall give advance written notice thereof to the Trustee.

          The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the
Trustee, as custodian for the Depository, as hereinafter provided. Notes issued in exchange for interests in a Global Note pursuant to Section 2.16 may be issued in the form of permanent certificated Notes in registered form in substantially the form set forth in Exhibit A and bearing the applicable legends, if any, (the "PHYSICAL NOTES").

          Subject to the provisions of Section 4.10, the Company may issue, from time to time, Additional Notes under this Indenture which shall have identical terms as the Initial Notes issued on the Issue Date or the Exchange Notes issued therefore (in each case, other than with respect to the date of issuance, registration rights, issue price and amount of interest payable on the first interest payment date applicable thereto), as the case may be. Any Additional
Notes shall be part of the same issue as the Notes being issued on the Issue
Date and will vote and consent on all matters as one class with the Notes being issued on the Issue Date, including, without limitation, waivers, amendments, redemptions, Change of Control Offers and Net Proceeds Offers.

SECTION 2.02. Execution, Authentication and Denomination; Additional Notes;
              Exchange Securities.

          One Officer of the Company (who shall have been duly authorized by all requisite corporate actions) shall sign the Notes for the Company by manual or facsimile signature. One Officer of a Guarantor (who shall have been duly authorized by all requisite corporate actions) shall sign the Notation of
Guarantee for such Guarantor by manual or facsimile signature.

          If an Officer whose signature is on a Note or Notation of Guarantee, as the case may be, was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall nevertheless be valid.

          A Note (and the Notations of Guarantees in respect thereof) shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been duly and validly authenticated under this
Indenture.

                                      -34-

          The Trustee shall authenticate (i) on the Issue Date, Notes for original issue in the aggregate principal amount not to exceed $300,000,000 (the
"INITIAL NOTES"), (ii) additional Notes (the "ADDITIONAL NOTES") having identical terms and conditions to the Initial Notes, except for issue date, issue price and first interest payment date, in an unlimited amount (so long as not otherwise prohibited by the terms of this Indenture, including, without limitation, Section 4.10) and (iii) Exchange Securities (x) in exchange for a like principal amount of Initial Notes or (y) in exchange for a like principal amount of Additional Notes, in each case upon a written order of the Company in the form of a certificate of an Officer of the Company (an "AUTHENTICATION
ORDER"). Each such Authentication Order shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated, whether the Notes are to be Initial Notes, Exchange Securities or Additional Notes and
whether the Notes are to be issued as certificated Notes or Global Notes or such other information as the Trustee may reasonably request.

          All Notes issued under this Indenture shall be treated as a single class for all purposes under this Indenture. None of the Initial Notes, any
Additional Notes or the Exchange Notes shall have the right to vote or consent as a separate class on any manner (it being understood that the foregoing shall in no way limit the rights of Holders pursuant to Section 9.02(b)). The
Additional Notes shall bear any legend required by applicable law.

          The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company and Affiliates of the Company. The
Trustee shall have the right to decline to authenticate and deliver any Notes under this Indenture if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.

          The Notes shall be issuable only in registered form without coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

          In case the Company, pursuant to and in accordance with Article Five, shall, in one or more related transactions, be consolidated or merged with or into any other Person or shall sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all the assets of the Company and its
Restricted Subsidiaries taken as a whole to any Person, and the surviving Person resulting from such consolidation or surviving such merger or into which the
Company shall have been merged, or the surviving Person which shall have participated in the sale, assignment, transfer, conveyance or other disposition as aforesaid, shall have assumed all of the obligations of the Company under the
Notes and this Indenture pursuant to agreements reasonably satisfactory to the
Trustee in accordance with Article Five (such Person, the "SURVIVING ENTITY"), any of the Global Notes authenticated or delivered prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition may, from time to time, at the request of the surviving Person, be exchanged for other
Global Notes executed in the name of the surviving Person with only such changes in phraseology as may be appropriate to reflect the identity of the Surviving
Person, but otherwise in substance of like

                                      -35-

tenor, terms and conditions in all respects as the Global Notes surrendered for such exchange and of like principal amount; and the Trustee, upon the request of the surviving Person, shall authenticate and deliver Global Notes as specified in such request for the purpose of such exchange. If Global Notes shall at any time be authenticated and delivered in any new name of a Surviving Entity pursuant to this Section 2.02 in exchange or substitution for or upon registration of transfer of any Notes, such Surviving Entity, at the option of the Holders but without expense to them, shall provide for the exchange of all
Notes at the time outstanding for Notes authenticated and delivered in such new name.

SECTION 2.03. Registrar and Paying Agent.

          The Company shall maintain or cause to be maintained an office or agency in the United States where (a) Notes may be presented for payment or surrendered for registration of transfer or for exchange ("REGISTRAR"), (b)
Notes may, subject to Section 2 of the Notes, be presented or surrendered for payment ("PAYING AGENT") and (c) notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain or cause to be maintained an office or agency in the United States, for such purposes. At the option of the Company, the payment of interest and Additional
Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that for Holders owning at least $100,000 aggregate principal amount of Notes that have given wire transfer instructions to the Company at least ten (10) Business Days prior to the applicable payment date, the Company shall make all payments of principal, interest, premium and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof.
The Company or any Subsidiary of the Company may act as Registrar or Paying
Agent, except that for the purposes of Article Eight, neither the Company nor any Affiliate of the Company shall act as Paying Agent. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company, upon notice to the Trustee, may have one or more co-registrars and one or more additional paying agents reasonably acceptable to the Trustee. The term
"Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company initially appoints the Trustee as Registrar and Paying Agent until such time as the Trustee has resigned or a successor has been appointed.

          The Company shall enter into an appropriate agency agreement with any
Agent not a party to this Indenture, which agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee, in advance, of the name and address of any such Agent. If the
Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such.

SECTION 2.04. Paying Agent To Hold Assets in Trust.

          The Company shall require each Paying Agent other than the Trustee or the Company or any Subsidiary of the Company to agree in writing that each
Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the

                                      -36-

payment of principal of, premium or Additional Interest, if any, or interest on, the Notes (whether such assets have been distributed to it by the Company or any other obligor on the Notes), and shall notify the Trustee of any Default by the
Company (or any other obligor on the Notes) in making any such payment. The
Company at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any Payment Default, upon written request to a Paying Agent, require such Paying Agent to distribute all assets held by it to the Trustee and to account for any assets distributed. Upon distribution to the
Trustee of all assets that shall have been delivered by the Company to the
Paying Agent, the Paying Agent (if other than the Company or a Subsidiary of the
Company) shall have no further liability for such assets. If the Company or a
Subsidiary of the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as
Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the
Company, the Trustee shall serve as Paying Agent for the Notes.

SECTION 2.05. Holder Lists.

          The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of
Holders and shall otherwise comply with Trust Indenture Act Section 312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least seven (7) Business Days prior to each Interest Payment Date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of
Holders, which list may be conclusively relied upon by the Trustee.

SECTION 2.06. Transfer and Exchange.

          Subject to Sections 2.15 and 2.16, when Notes are presented to the
Registrar with a request to register the transfer of such Notes or to exchange such Notes for an equal principal amount of Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transaction are met; provided, however, that the Notes surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the
Company and the Registrar, duly executed by the Holder thereof or his or her attorney duly authorized in writing. To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Notes at the Registrar's request. No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

          The Company shall not be required and, without the prior written consent of the Company, the Registrar shall not be required to register the transfer of or exchange of any Note (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes and ending at the close of business on the day of such mailing, (ii) selected for redemption in whole or in part pursuant to Article Three, except the unredeemed portion of any Note being redeemed in part, (iii) that has been tendered (and not validly withdrawn) in a Change of Control Offer, and (iv) beginning at the opening of business on any Record Date and ending on the close of business on the related Interest Payment Date.

                                      -37-

          Any Holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Notes may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent) in accordance with the applicable legends thereon, and that ownership of a beneficial interest in the Note shall be required to be reflected in a book-entry system.

SECTION 2.07. Replacement Notes.

          If a mutilated Note is surrendered to the Trustee or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the
Company shall issue and the Trustee shall authenticate a replacement Note if the
Trustee's requirements are met. Such Holder must provide an indemnity bond, surety or other indemnity, sufficient in the judgment of both the Company and the Trustee, to protect the Company, the Trustee or any Agent from any loss which any of them may suffer if a Note is replaced. The Company and the Trustee may charge such Holder for their respective reasonable out-of-pocket expenses in replacing a Note pursuant to this Section 2.07, including reasonable fees and expenses of counsel.

          Every replacement Note is an additional obligation of the Company and every replacement Notation of Guarantee shall constitute an additional obligation of the Guarantor thereof.

SECTION 2.08. Outstanding Notes.

          Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except those cancelled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Note does not cease to be outstanding because the Company, the Guarantors or any of their respective Affiliates hold the Note (subject to the provisions of Section
2.09).

          If a Note is replaced pursuant to Section 2.07 (other than a mutilated
Note surrendered for replacement), it ceases to be outstanding unless the
Company and a Responsible Officer of the Trustee receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.07.

          If the principal amount of any Note is considered paid under Section
4.01, it ceases to be outstanding and interest (including Additional Interest)
ceases to accrue thereon. If on a Redemption Date or the Maturity Date the
Trustee or Paying Agent (other than the Company or an Affiliate thereof) holds
U.S. Legal Tender or non-callable U.S. Government Securities sufficient to pay all of the principal and interest due on the Notes payable on that date, then on and after that date such Notes cease to be outstanding and interest (including
Additional Interest) ceases to accrue thereon.

SECTION 2.09. Treasury Notes.

          In determining whether the Holders of the required principal amount of
Notes have concurred in any direction, waiver or consent, Notes owned by the
Company or any of their Affiliates shall be disregarded, except that, for the purposes of determining whether the Trustee

                                      -38-

shall be protected in conclusively relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be disregarded.

SECTION 2.10. Temporary Notes.

          Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of an authentication order, authenticate and deliver temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes in equal principal amounts. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive
Notes. Notwithstanding the foregoing, so long as the Notes are represented by a
Global Note, such Global Note may be in typewritten form.

SECTION 2.11. Cancellation.

          The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for transfer, exchange or payment. The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent (other than the Company or a Subsidiary), and no one else, shall cancel and, at the written direction of the Company, shall dispose of all Notes surrendered for transfer, exchange, payment or cancellation in accordance with its customary procedures.
Subject to Section 2.07, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation (which shall not prohibit the Company from issuing any Additional Notes or any Exchange Notes in accordance with the terms of this Indenture). If the Company or any Guarantor shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.11.

SECTION 2.12. Defaulted Interest.

          If the Company defaults in a payment of interest and Additional
Interest, if any, on the Notes, they shall pay the defaulted interest (including
Additional Interest), plus (to the extent lawful) any interest payable on the defaulted interest (including Additional Interest), in any lawful manner, in each case at the rate provided in the Notes and in Section 4.01 hereof. The
Company may pay the defaulted interest to the persons who are Holders on a subsequent special record date, which date shall be the fifteenth day next preceding the date fixed by the Company for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day. At least 15 days before any such subsequent special record date, the Company or, at the
Company's request, the Trustee, shall mail to each Holder, with a copy to the
Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.

SECTION 2.13. CUSIP and ISIN Numbers.

          The Company in issuing the Notes may use "CUSIP" or "ISIN" numbers, and if so, the Trustee shall use the "CUSIP" or "ISIN" numbers in notices of redemption or exchange

                                      -39-

as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the "CUSIP"
or "ISIN" numbers printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the "CUSIP" or "ISIN" numbers.

SECTION 2.14. Deposit of Moneys.

          Subject to Section 2 of the Notes, prior to 11:00 a.m. New York City time on each Interest Payment Date, Maturity Date, Redemption Date, Change of
Control Payment Date and Asset Sale Payment Date, the Company shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date, Maturity Date,
Redemption Date, Change of Control Payment Date and Asset Sale Payment Date, as
the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, Maturity Date, Redemption
Date, Change of Control Payment Date and Asset Sale Payment Date, as the case may be.

SECTION 2.15. Book-Entry Provisions for Global Notes.

          (a) The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of the Depository, (ii) be delivered to the
Trustee as custodian for the Depository and (iii) bear legends as set forth in
Exhibit B, as applicable.

          Members of, or participants in, the Depository ("PARTICIPANTS") shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the
Global Note, and the Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and
Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

          (b) Transfers of Global Notes shall be limited to transfers in whole, but not in part, to the Depository, its successors and their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Physical Notes in accordance with the rules and procedures of the Depository and the provisions of Section 2.16. In addition, Physical Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in Global Notes if (i) (a) the Depository notifies the Company that it is unwilling or unable to act as Depository for any Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and the
Company so notifies the Trustee in writing and a successor Depository is not appointed by the Company within 90 days of such notice or (ii) an Event of
Default has occurred and is continuing and the Registrar has received a request from any owner of a beneficial interest in a Global Note to issue Physical
Notes. Upon any issuance of a Physical Note in accordance with this Section
2.15(b), the Trustee shall register such

                                      -40-

Physical Note in the name of, and shall cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Physical Notes shall bear the applicable legends, if any.

          (c) In connection with any transfer or exchange of a portion of the beneficial interest in a Global Note to beneficial owners pursuant to Section
2.15(b), the Registrar shall (if one or more Physical Notes are to be issued)
reflect on its books and records the date and a decrease in the principal amount of such Global Note in an amount equal to the principal amount of the beneficial interest in the Global Note to be transferred, and the Company shall execute, and the Trustee shall authenticate and deliver, one or more Physical Notes of authorized denominations in an aggregate principal amount equal to the principal amount of the beneficial interest in the Global Note so transferred.

          (d) In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to Section 2.15(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and (i) the Company shall execute, (ii) the Guarantors shall execute notations of Note Guarantees on and
(iii) the Trustee shall upon written instructions from the Company authenticate and deliver, to each beneficial owner identified by the Depository in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Physical Notes of authorized denominations.

          (e) Any Physical Note constituting a Restricted Security delivered in exchange for an interest in a Global Note pursuant to paragraph (b) or (c) of this Section 2.15 shall, except as otherwise provided by Section 2.16, bear the
Private Placement Legend.

          (f) The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

SECTION 2.16. Special Transfer and Exchange Provisions.

          (a) Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a Restricted Security to a QIB:

          (i) the Registrar shall register the transfer of any Restricted
     Security, whether or not such Note bears the Private Placement Legend, if
     (x) the requested transfer is after the second anniversary of the Issue
     Date; provided, however, that neither the Company nor any Affiliate of the
     Company has held any beneficial interest in such Note, or portion thereof, at any time on or prior to the second anniversary of the Issue Date or (y)
     such transfer is being made by a proposed transferor who has checked the box provided for on the applicable Global Note stating, or has otherwise advised the Company and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the applicable Global Note stating, or has otherwise advised the Company and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule

                                      -41-

     144A and acknowledges that it has received such information regarding the
     Company as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A;

          (ii) if the proposed transferee is a Participant and the Notes to be transferred consist of Physical Notes which after transfer are to be evidenced by an interest in the 144A Global Note, upon receipt by the
     Registrar of the Physical Note and written instructions given in accordance with the Depository's and the Registrar's procedures, the Registrar shall register the transfer and reflect on its book and records the date and an increase in the principal amount of the 144A Global Note in an amount equal to the principal amount of Physical Notes to be transferred, and the
     Registrar shall cancel the Physical Notes so transferred; and

          (iii) if the proposed transferor is a Participant seeking to transfer an interest in the Regulation S Global Note, upon receipt by the Registrar of written instructions given in accordance with the Depository's and the
     Registrar's procedures, the Registrar shall register the transfer and reflect on its books and records the date and (A) a decrease in the principal amount of the the Regulation S Global Note in an amount equal to the principal amount of the Notes to be transferred and (B) an increase in the principal amount of the 144A Global Note in an amount equal to the principal amount of the Notes to be transferred.

          (b) [RESERVED]

          (c) Transfers to Non-U.S. Persons. The following provisions shall apply with respect to any transfer of a Restricted Security to a Non-U.S. Person under Regulation S:

          (i) the Registrar shall register any proposed transfer of a Restricted
     Security to a Non-U.S. Person upon receipt of a certificate substantially in the form of Exhibit C from the proposed transferor and such certifications, legal opinions and other information as the Trustee or the
     Company may reasonably request; and

          (ii) (a) if the proposed transferor is a Participant holding a beneficial interest in the Rule 144A Global Note or the Note to be transferred consists of Physical Notes, upon receipt by the Registrar of
     (x) the documents required by paragraph (i) and (y) instructions in accordance with the Depository's and the Registrar's procedures, the
     Registrar shall reflect on its books and records the date and a decrease in the principal amount of the Rule 144A Global Note, in an amount equal to the principal amount of the 144A Global Note to be transferred or cancel the Physical Notes to be transferred, as the case may be, and (b) if the proposed transferee is a Participant, upon receipt by the Registrar of instructions given in accordance with the Depository's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the Rule 144A Global Note or the
     Physical Notes, as the case may be, to be transferred.

                                      -42-

          (d) Exchange Offer. Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the
Trustee shall authenticate one or more Global Notes and/or Physical Notes not bearing the Private Placement Legend in an aggregate principal amount equal to the principal amount of the beneficial interests in the Initial Global Notes or
Physical Notes, as the case may be, tendered for acceptance in accordance with the Exchange Offer and accepted for exchange in the Exchange Offer.

          (e) Restrictions on Transfer and Exchange of Global Notes.
Notwithstanding any other provisions of this Indenture, a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the
Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

          (f) Private Placement Legend. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend unless otherwise required by applicable law, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of
Notes bearing the Private Placement Legend, the Registrar shall deliver only
Notes that bear the Private Placement Legend unless (i) there is delivered to the Trustee an Opinion of Counsel reasonably satisfactory to the Company and the
Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the
Securities Act or (ii) such Note has been offered and sold (including pursuant to the Exchange Offer) pursuant to an effective registration statement under the
Securities Act.

          (g) General. By its acceptance of any Note bearing the Private
Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement
Legend and agrees that it shall transfer such Note only as provided in this
Indenture.

          The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.15 or Section 2.16. The
Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

          The Company and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part.

          The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this
Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository, Participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

                                      -43-

          The Trustee shall have no responsibility for the actions or omissions of the Depository, or the accuracy of the books and records of the Depository.

          (h) Cancellation and/or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for
Physical Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Physical Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction;
and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another
Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the
Depository at the direction of the Trustee to reflect such increase.

SECTION 2.17. Persons Deemed Owners.

          Prior to due presentment of a Note for registration of transfer and subject to Section 2.17, the Company, the Trustee, any Paying Agent, any
co-registrar and any Registrar may deem and treat the person in whose name any
Note shall be registered upon the register of Notes kept by the Registrar as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of the ownership or other writing thereon made by anyone other than the Company, any co-registrar or any Registrar) for the purpose of receiving all payments with respect to such Note and for all other purposes, and none of the Company, the Trustee, any Paying Agent, any co-registrar or any Registrar shall be affected by any notice to the contrary.

                                  ARTICLE THREE

                                   REDEMPTION

SECTION 3.01. Notices to Trustee.

          If the Company elect to redeem Notes pursuant to Section 5, Section 6 or Section 7 of the Notes, it shall notify the Trustee in writing of the
Redemption Date, the Redemption Price and the principal amount of Notes to be redeemed. The Company shall give notice of redemption to the Trustee at least 30 days but not more than 60 days before the Redemption Date (except that a notice issued in connection with a redemption referred to in Article Eight may be more than 60 days before such Redemption Date), together with such documentation and records as shall enable the Trustee to select the Notes to be redeemed.

                                      -44-

SECTION 3.02. Selection of Notes To Be Redeemed.

          If less than all of the Notes are to be redeemed at any time, the
Trustee shall select Notes for redemption as follows:

          (x) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

          (y) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate;

provided that, in the case of a partial redemption pursuant to Section 6 of the
Notes, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of the Depository), unless that method is otherwise prohibited.

          No Notes of $1,000 or less shall be redeemed in part. The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount at maturity thereof to be redeemed or purchased.

SECTION 3.03. Notice of Redemption.

          (a) At least 30 days but not more than 60 days before a Redemption
Date, the Company shall mail or cause to be mailed a notice of redemption by first class mail, postage prepaid, to each Holder whose Notes are to be redeemed at its registered address (except that a notice issued in connection with a redemption referred to in Article Eight may be more than 60 days before such
Redemption Date). Each notice for redemption shall identify the Notes (including the CUSIP or ISIN number) to be redeemed and shall state:

          (1) the Redemption Date;

          (2) the Redemption Price and the amount of accrued interest (including
     Additional Interest), if any, to be paid;

          (3) the name and address of the Paying Agent;

          (4) that Notes called for redemption must be surrendered to the Paying
     Agent to collect the Redemption Price plus accrued interest, if any;

          (5) that, unless the Company defaults in making the redemption payment, interest (including Additional Interest) on Notes called for redemption ceases to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the
     Redemption Price upon surrender to the Paying Agent of the Notes redeemed;

                                      -45-

          (6) if any Note is being redeemed in part, the portion of the principal amount at maturity of such Note to be redeemed and that, after the Redemption Date, and upon surrender and cancellation of such Note, a new Note or Notes in aggregate principal amount equal to the unredeemed portion thereof shall be issued in the name of the Holder thereof;

          (7) if fewer than all the Notes are to be redeemed, the identification of the particular Notes (or portion thereof) to be redeemed, as well as the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;
     and

          (8) the Section of the Notes or this Indenture, as applicable, pursuant to which the Notes are to be redeemed.

          The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Notices of optional redemption may not be conditional.

          (b) At the Company's request (which may be given prior to the time at which the Trustee shall have given such notice to Holders), the Trustee shall give the notice of redemption to each Holder in the Company's names and at their expense; provided, however, that the Company shall have delivered to the
Trustee, at least 45 days prior to the Redemption Date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph. The notice, if mailed in the manner provided herein, shall be presumed to have been given, whether or not the Holder receives such notice.

          (c) If the Company has not delivered to the Trustee an Officers'
Certificate pursuant to a request made under Section 3.03(b), the Company shall nonetheless deliver to the Trustee, at least 45 days prior to the Redemption
Date, written notice of such redemption.

SECTION 3.04. Effect of Notice of Redemption.

          Once notice of redemption is mailed in accordance with Section 3.03,
Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price plus accrued interest and Additional Interest, if any. Upon surrender to the Trustee or Paying Agent, such Notes called for redemption shall be paid at the Redemption Price (which shall include accrued interest and
Additional Interest, if any, thereon to, but not including, the Redemption
Date), but installments of interest, the maturity of which is on or prior to the
Redemption Date, shall be payable to Holders of record at the close of business on the relevant Record Dates. On and after the Redemption Date interest and
Additional Interest, if any, shall cease to accrue on Notes or portions thereof called for redemption unless the Company shall have not complied with its obligations pursuant to Section 3.05. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

                                      -46-

SECTION 3.05. Deposit of Redemption Price.

          On or before 12:00 p.m. New York time on the Redemption Date, the
Company shall deposit with the Paying Agent U.S. Legal Tender sufficient to pay the Redemption Price plus accrued and unpaid interest and Additional Interest, if any, of all Notes (or portions thereof) to be redeemed on that date. The
Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the Redemption Price (including accrued and unpaid interest and Additional Interest, if any) for all Notes to be redeemed. In addition, so long as no payment Default or Event of Default has occurred and is continuing, all money, if any, earned on funds held by the Paying Agent shall be remitted to the Company to the extent not applied to payments on the Notes.

SECTION 3.06. Notes Redeemed in Part.

          If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note or Notes in principal amount equal to the unredeemed portion of the original Note or Notes shall be issued in the name of the Holder thereof upon surrender and cancellation of the original Note or
Notes; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

SECTION 3.07. Optional Redemption.

          The Notes shall be optionally redeemable as set forth in Section 5,
Section 6 and Section 7 of the Notes. Any such redemption shall be made in accordance with the provisions of this Article Three.

                                  ARTICLE FOUR

                                    COVENANTS

SECTION 4.01. Payment of Notes.

          The Company shall pay the principal of (and premium, if any) and interest (including Additional Interest, if any) on the Notes in the manner provided in the Notes, the Registration Rights Agreement and this Indenture. An installment of principal of, or interest or Additional Interest, if any, on, the
Notes shall be considered paid on the date it is due if the Trustee or Paying
Agent, other than the Company or a Subsidiary of the Company, (or if the Company
or any of its Subsidiaries is the Paying Agent, the segregated account or separate trust fund maintained by the Company or such Subsidiary pursuant to
Section 2.04) holds on that date as of 11:00 A.M. New York City time U.S. Legal
Tender designated for and sufficient to pay the installment. Interest on the
Notes shall be computed on the basis of a 360-day year comprised of twelve
30-day months.

                                      -47-

          The Company shall pay interest on overdue principal (including, without limitation, post-petition interest in a proceeding under any Bankruptcy
Law), and overdue interest and Additional Interest, if any, to the extent lawful, at the same rate per annum borne by the Notes.

SECTION 4.02. Maintenance of Office or Agency.

          The Company shall maintain the office required under Section 2.03
(which may be an office of the Trustee or an affiliate of the Trustee or
Registrar). The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the
Trustee set forth in Section 11.02.

          The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented for payment or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

          The Company hereby designates the Corporate Trust Office of the
Trustee as one such office or agency of the Company in accordance with Section
2.03 of this Indenture.

SECTION 4.03. Corporate Existence.

          Except as otherwise permitted by Section 4.13 and Article Five, the
Company shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Restricted Subsidiary in accordance with the respective organizational documents of each such Restricted Subsidiary and the material rights (charter and statutory) and material franchises of the
Company and each Restricted Subsidiary; provided, however, that the Company shall not be required to preserve any such right, franchise or corporate existence with respect to itself or any Restricted Subsidiary, if the loss thereof would not, individually or in the aggregate, have a material adverse effect on the Company and the Restricted Subsidiaries, taken as a whole.

SECTION 4.04. Payment of Taxes.

          The Company and the Guarantors shall, and shall cause each of the
Restricted Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all material taxes, assessments and governmental charges levied or imposed upon them or any of the Restricted
Subsidiaries or upon the income, profits or property of them or any of the
Restricted Subsidiaries; provided, however, that the Company and the Guarantors shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount the applicability or validity is being contested in good faith by appropriate actions and for which appropriate provision has been made, or any such tax, assessment, charge or claim that would not reasonably be expected to have a material adverse effect on the Company and the Guarantors taken as a whole.

                                      -48-

SECTION 4.05. [RESERVED].

SECTION 4.06. Compliance Certificate; Notice of Default.

          (a) The Company shall deliver to the Trustee, within 165 days after the close of each fiscal year of the Company, an Officers' Certificate, one of the signatories of which shall be the chief executive officer, chief financial officer or chief accounting officer of the Company, stating that a review of the activities of the Company and the Guarantors has been made under the supervision of the signing Officers with a view to determining whether the Company and the
Guarantors have kept, observed, performed and fulfilled their obligations under this Indenture and further stating, as to each such Officer signing such certificate, that to the best of such Officer's actual knowledge, the Company and the Guarantors during such preceding fiscal year have kept, observed, performed and fulfilled their respective obligations under this Indenture in all material respects and as of the date of such certificate, there is no Default or
Event of Default that has occurred and is continuing or, if such signing
Officers do know of such Default or Event of Default, the certificate shall specify such Default or Event of Default and what action, if any, the Company is taking or proposes to take with respect thereto. The Officers' Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes the fiscal year end.

          (b) The Company shall deliver to the Trustee as promptly as practicable and in any event within 30 days after the Company (or any of its
Officers) becomes aware of the occurrence of any Default an Officers'
Certificate specifying the Default or Event of Default and what action, if any, the Company is taking or proposes to take with respect thereto.

SECTION 4.07. Payments for Consent.

          The Company shall not, and shall not permit any of its Restricted
Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SECTION 4.08. Waiver of Stay, Extension or Usury Laws.

          The Company and each Guarantor covenants (to the extent permitted by applicable law) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which may affect the covenants or the performance of this Indenture, and (to the extent permitted by applicable law) each hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

                                      -49-

SECTION 4.09. Change of Control.

          If a Change of Control occurs, the Company shall be required to make an offer to repurchase all of the Notes as described below (the "CHANGE OF
CONTROL OFFER"). In the Change of Control Offer, the Company shall offer a payment in cash ("CHANGE OF CONTROL PAYMENT") equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and
Additional Interest, if any, on the Notes repurchased, to the date of purchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control or at the Company's option, prior to such Change of Control but after it is publicly announced, the Company shall mail or cause to be mailed a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control and offering to repurchase
Notes on the Change of Control Payment Date specified in the notice (the "CHANGE
OF CONTROL PAYMENT DATE"), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law, pursuant to the procedures described below. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control. Such notice, whether sent before or after the consummation of the Change of Control, shall state:

          (1) that the Change of Control Offer is being made pursuant to this
     Section 4.09 and to the extent lawful that all Notes tendered and not withdrawn shall be accepted for payment;

          (2) the purchase price (including the amount of accrued interest) and the Change of Control Payment Date;

          (3) that any Note not tendered shall continue to accrue interest in accordance with the terms thereof;

          (4) that, unless the Company defaults in making payment therefor, any
     Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

          (5) that Holders electing to have a Note purchased pursuant to a
     Change of Control Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the
     Note completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date;

          (6) that Holders shall be entitled to withdraw their election if the
     Paying Agent receives, not later than two Business Days prior to the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder delivered for purchase, certificate numbers, if applicable, and a statement that such Holder is withdrawing his election to have such Note purchased;
     and

                                      -50-

          (7) that Holders whose Notes are purchased only in part shall be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered (equal to $1,000 or an integral multiple of $1,000 in excess thereof).

          On or before the Change of Control Payment Date, the Company shall, to the extent lawful:

          (1) accept for payment all Notes or portions of Notes in minimum amounts equal to $1,000 or an integral multiple of $1,000 in excess thereof, properly tendered pursuant to the Change of Control Offer;

          (2) deposit with the Paying Agent U.S. Legal Tender equal to the
     Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

          (3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the
     Company.

          The Paying Agent shall promptly mail to each Holder whose Notes have been properly tendered the Change of Control Payment for such Notes, and the
Trustee shall promptly authenticate pursuant to an Authentication Order and mail
(or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any;
provided that each new Note shall be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or
Event of Default has occurred and is continuing and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Redemption Price. However, if the Change of Control
Payment Date is on or after an interest record date and on or before the related
Interest Payment Date, any accrued and unpaid interest shall be paid to the
Person in whose name a Note is registered at the close of business on such
Record Date, and no additional interest shall be payable to Holders who tender
Notes pursuant to the Change of Control Offer.

          The Company shall inform the Holders of the results of the Change of
Control Offer on or as soon as practicable after the Change of Control Payment
Date. The Company shall be required to make a Change of Control Offer regardless of whether the provisions of Section 4.13 also apply in connection with the applicable Change of Control.

          The Company shall not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the
Company and purchases all Notes properly tendered and not withdrawn under the
Change of Control Offer or (2) notice of redemption has been given in respect of all of the Notes then outstanding pursuant to Section 5 or Section 6 of the
Notes, unless and until there is a default in payment of the applicable
Redemption Price.

          The Company shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a
Change of Control. To the extent that the provisions of

                                      -51-

any securities laws or regulations conflict with the provisions of this Section
4.09, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this
Section 4.09 by virtue of such compliance.

SECTION 4.10. Incurrence of Indebtedness and Issuance of Disqualified Stock and
              Preferred Stock.

          (a) The Company shall not, and shall not permit any of its Restricted
Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "INCUR") any Indebtedness (including Acquired
Debt), and the Company shall not issue any shares of Disqualified Stock and the
Company shall not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge
Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified
Stock or preferred stock is issued, as the case may be, would have been at least
2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

          (b) Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, "PERMITTED DEBT"):

          (1) the incurrence by the Company or any Guarantor of Indebtedness and
     letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $475.0 million, less the amount of Non-Recourse Debt outstanding under clause (16)
     below;

          (2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

          (3) the incurrence of the Notes on the Issue Date, the Note Guarantees
     and the Exchange Securities to be issued pursuant to the Registration
     Rights Agreement;

          (4) the incurrence by the Company or any of its Restricted
     Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted
     Subsidiaries and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of
     (A) $20.0 million and (B) 3.0% of Total Tangible Assets;

          (5) Indebtedness of the Company or any of its Restricted Subsidiaries
     incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one

                                      -52-

     or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a "TOTAL LOSS") in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement
     Vessel, in each case, less all compensation, damages and other payments
     (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its
     Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the
     Vessel subject to the Total Loss;

          (6) Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any
     Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business;
     and (iii) any expenditures which will or may be reasonably expected to be recoverable from insurance on such Vessels;

          (7) the incurrence by the Company or any of its Restricted
     Subsidiaries of Permitted Refinancing Indebtedness in respect of
     Indebtedness (other than intercompany Indebtedness) permitted to be incurred under Section 4.10(a) or Sections 4.10(b)(2), (b)(3), (b)(5),
     (b)(6), (b)(7) or (b)(14);

          (8) the incurrence of Indebtedness by the Company owed to a Restricted
     Subsidiary and Indebtedness by any Restricted Subsidiary owed to the
     Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a
     Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

          (9) the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of
     Disqualified Stock or preferred stock; provided, however, that:

               (A) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the
          Company; and

               (B) any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a
          Restricted Subsidiary of the Company;

     shall be deemed, in each case, to constitute an issuance of such
     Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

                                      -53-

          (10) the incurrence by the Company or any of its Restricted
     Subsidiaries of Permitted Hedging Obligations;

          (11) the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.10; provided that if the
     Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

          (12) the incurrence by the Company or any of its Restricted
     Subsidiaries of Indebtedness in respect of workers' compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers' acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

          (13) the incurrence by the Company or any of its Restricted
     Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

          (14) Indebtedness, Disqualified Stock or preferred stock of (x) the
     Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted
     Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge
     Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

          (15) the incurrence by the Company or any of its Restricted
     Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

          (16) Non-Recourse Debt incurred by a Securitization Subsidiary in a
     Qualified Securitization Transaction;

          (17) the incurrence by the Company or any of its Restricted
     Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

          (18) the incurrence by the Company or any of its Restricted
     Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all
     Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed $25.0 million.

                                      -54-

          (c) For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) of Section 4.10(b), or is entitled to be incurred pursuant to Section 4.10(a), the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock or preferred stock, in any manner that complies with this Section 4.10. Indebtedness under Credit
Facilities outstanding on the Issue Date shall be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(1), but thereafter may be reclassified in any manner that complies with this Section
4.10.

          (d) The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any
Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section
4.10; provided, in each such case, that the amount thereof is included in Fixed
Charges of the Company as accrued.

          (e) The amount of any Indebtedness outstanding as of any date shall be:

          (1) the accreted value of such Indebtedness, in the case of any
     Indebtedness issued with original issue discount;

          (2) the principal amount of the Indebtedness, in the case of any other
     Indebtedness;

          (3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

               (A) the Fair Market Value of such assets at the date of
          determination; and

               (B) the amount of the Indebtedness of the other Person that is secured by such assets; and

          (4) in respect of the Indebtedness incurred by a Securitization
     Subsidiary, the amount of Obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

          (f) For purposes of determining compliance with this Section 4.10, (i)
Acquired Debt shall be deemed to have been incurred by the Company or its
Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the
Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of

                                      -55-

Indebtedness, Disqualified Stock or preferred stock that the Company and its
Restricted Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness,
Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

          (g) For purposes of determining compliance of any non-U.S.
dollar-denominated Indebtedness with this Section 4.10, the amount outstanding under any U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness (in each case determined, if available, by the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the date of determination for spot purchases of the non-U.S. dollar currency with U.S.
dollars and otherwise in accordance with customary practice); provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing
Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

SECTION 4.11. Limitations on Restricted Payments.

          (a) The Company shall not, and shall not permit any of its Restricted
Subsidiaries to, directly or indirectly:

          (i) pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity
     Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such
     (other than (A) dividends or distributions payable in Qualified Equity
     Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

          (ii) purchase, redeem or otherwise acquire or retire for value
     (including, without limitation, in connection with any merger or consolidation) any Equity Interests of any direct or indirect parent of the
     Company;

          (iii) make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any
     Indebtedness owed to and held by the Company or any of its Restricted
     Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or

                                      -56-

     retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

          (iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "RESTRICTED PAYMENTS"), unless, at the time of and after giving effect to such Restricted Payment:

          (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

          (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); and

          (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted
     Subsidiaries since the date of this Indenture (excluding Restricted
     Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (8),
     (9), (10) and (14) of Section 4.11(b)), is not greater than the sum, without duplication, of:

               (A) 50% of the Consolidated Net Income of the Company for the
          period (taken as one accounting period) from October 1, 2006 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such
          Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

               (B) (i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the date of this Indenture as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity
          Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the
          Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the
          Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

               (C) to the extent that any Restricted Investment that was made after the date of this Indenture is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or
          Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

                                      -57-

               (D) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of this
          Indenture or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets of the Company or a
          Restricted Subsidiary, the Fair Market Value of the Investment of the
          Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such
          Unrestricted Subsidiary that was made as a Permitted Investment); plus

               (E) any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a
          Restricted Subsidiary upon the unconditional release of such guarantee.

          (b) The preceding provisions shall not prohibit:

          (1) the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of this Indenture;

          (2) the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to
     Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3) of Section 4.11(a);

          (3) the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the
     Notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

          (4) the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the
     holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

          (5) the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its
     Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries
     (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year;
     provided, further, that such amount may be increased by an amount not to exceed:

                                      -58-

               (A) the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the
          Company or any of its Restricted Subsidiaries that occurs after the date of this Indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement shall not increase the amount available for Restricted
          Payments under clause (3) of the immediately preceding paragraph);
          plus

               (B) the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the date of this
          Indenture;

     provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

          (6) cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified
     Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

          (7) so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

          (8) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

          (9) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such
     Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a);

          (10) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to

                                      -59-

     holders of any class or series of Disqualified Stock of the Company issued in accordance with Section 4.10;

          (11) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its
     Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount
     (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under
     Section 4.09 or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds pursuant to Section 4.13 to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such
     Change of Control or Asset Sale;

          (12) payments pursuant to clause (6) Section 4.14(b);

          (13) so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company's shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0666 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions); and

          (14) other Restricted Payments in an aggregate amount not to exceed
     $20.0 million since the date of this Indenture.

          The amount of all Restricted Payments (other than cash and Cash
Equivalents) shall be the Fair Market Value on the date of the Restricted
Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the
Restricted Payment.

          (c) For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a
Permitted Investment meets the criteria of more than one of the categories of
Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of Permitted Investment, the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this Section
4.11 or of the definition of Permitted Investment.

                                      -60-

SECTION 4.12. Limitations on Liens.

          (a) The Company shall not, and shall not permit any Restricted
Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

          (1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

          (2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the "PRIMARY LIEN").

          Notwithstanding the foregoing, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien under any of clauses (1), (3), (7), (16),
(24) or (25) of the definition of "Permitted Liens" on any asset of the Company or any Restricted Subsidiary that secures obligations under any Indebtedness or any related guarantee, if such Lien is junior or subordinated in priority to any other Lien on such asset that secures obligations under any other Indebtedness or any related guarantee of the Company or any Restricted Subsidiary pursuant to an agreement which the Company or a Restricted Subsidiary is a party or the terms of which have been accepted, acknowledged or consented to by the Company or any Restricted Subsidiary in writing.

          (b) Any Lien created for the benefit of the Holders pursuant to
Section 4.12(a) shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

SECTION 4.13. Limitations on Asset Sales.

          (a) The Company shall not, and shall not permit any of its Restricted
Subsidiaries to, consummate an Asset Sale unless:

          (1) the Company or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash
     Equivalents.

          (b) For purposes of Section 4.13(a), each of the following shall be deemed to be cash:

                                      -61-

          (1) any Indebtedness or other liabilities, as shown on the Company's most recent consolidated balance sheet or the notes thereto, of the Company or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the Notes or any Guarantee) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;

          (2) any securities, Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash
     Equivalents received in that conversion, sale or exchange;

          (3) the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP)
     received by the Company or any Restricted Subsidiary to be used by it in a
     Permitted Business (including, without limitation, Vessels and Related
     Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted
     Subsidiary immediately upon the acquisition of such Person by the Company or (iii) a combination of (i) and (ii); and

          (4) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair
     Market Value, taken together with all other Designated Non-cash
     Consideration received pursuant to this paragraph (2) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 3.0% of
     Total Tangible Assets of the Company at the time of the receipt of such
     Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

          (c) Within 365 days after the receipt of any Net Proceeds from an
Asset Sale, the Company or any of its Restricted Subsidiaries shall apply such
Net Proceeds to:

          (1) repay or prepay any and all obligations under the Credit
     Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

          (2) acquire all or substantially all of the assets of, or any Capital
     Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Company;

          (3) make a capital expenditure;

          (4) acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);

                                      -62-

          (5) make an Asset Sale Offer (and purchase or redeem other
     Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets) in accordance with the provisions of this Section 4.13 and the other provisions of this
     Indenture; and/or

          (6) any combination of the transactions permitted by the foregoing clauses (1) through (5).

          (d) A (A) binding contract to apply Net Proceeds in accordance with clauses (2) through (4) above shall toll the 365-day period in respect of such
Net Proceeds or (B) determination by the Company to potentially apply all or a portion of such Net Proceeds towards the exercise an outstanding Vessel Purchase
Option Contract shall toll the 365-day period in respect of such Net Proceeds for a period not to exceed 180 days from the expiration of the aforementioned
365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option
Contract (including any outstanding Vessel Purchase Option Contract exercised during the 180 day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised
Vessel Purchase Option Contract and (ii) otherwise, the 180th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the "REINVESTMENT TERMINATION DATE"). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Company (or the applicable Restricted Subsidiary, as the case may be)
shall not have applied such Net Proceeds pursuant to clauses (1) through (6)
above on or before the Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.

          Pending the final application of any Net Proceeds, the Company or any of its Restricted Subsidiaries may temporarily reduce outstanding
     Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.

          (e) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.13(c) shall constitute "EXCESS PROCEEDS." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company shall make an offer to purchase (an "ASSET SALE OFFER") to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be required to be purchased out of the Excess Proceeds (the "PAYMENT AMOUNT"). The offer price for the Notes in any Asset Sale Offer shall be equal to 100% of principal amount of the Notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase (the "OFFERED PRICE"), and shall be payable in cash, and the offer or redemption price for such pari passu Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any
Excess Proceeds remain after consummation of an Asset Sale Offer, such Excess
Proceeds may be used for any purpose not otherwise prohibited by this Indenture.
If the aggregate principal amount of Notes

                                      -63-

and other pari passu indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the
Company or the agent for such other pari passu Indebtedness shall select such other pari passu Indebtedness to be purchased on a pro rata basis (with adjustments so that no Notes or other pari passu Indebtedness are purchased, redeemed or repaid in unauthorized denominations). Upon completion of each Asset
Sale Offer, the amount of Excess Proceeds shall be reset at zero.

          (f) Upon the commencement of a Asset Sale Offer, the Company shall send, or cause to be sent, by first class mail, a notice to the Trustee and to each Holder at is registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the
Asset Sale Offer. Any Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

          (1) that the Asset Sale Offer is being made pursuant to this Section and that, to the extent lawful, all Notes tendered will be accepted for payment;

          (2) the Payment Amount, the Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notices is mailed (the "ASSET SALE PAYMENT DATE");

          (3) that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;

          (4) that, unless the Company defaults in making such payment, any
     Notes accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest on and after the Asset Sale Payment Date;

          (5) that Holders electing to have any Notes purchased pursuant to any
     Asset Sale Offer shall be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a depository, if appointed by the Company, or the Paying Agent at the address specified in the notice at least three days before the Asset Sale Payment
     Date;

          (6) that Holders shall be entitled to withdraw their election if the
     Company, the Depository or the Paying Agent, as the case may be, receives, not later than two Business Days prior to the Asset Sale Payment Date, a notice setting forth the name of the Holder, the principal amount of the
     Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

          (7) that if the aggregate principal amount of Notes surrendered by
     Holders exceeds the Payment Amount, the Company shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000 or integral multiples of $1,000 in excess thereof, shall be purchased); and

                                      -64-

          (8) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).

          (g) On the Asset Sale Payment Date, the Company shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer, subject to pro ration if the aggregate Notes tendered exceed the Payment Amount allocable to the Notes; (2) deposit with the
Paying Agent U.S. Legal Tender equal to the lesser of the Payment Amount allocable to the Notes and the amount sufficient to pay the Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers'
Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Company. The Company shall inform the Holders of the results of the Asset Sale Offer on or as soon as practicable after the Asset
Sale Payment Date.

          (h) The Paying Agent shall promptly mail to each Holder whose Notes have been properly tendered the Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any;
provided that each such new Note shall be in principal amount of $1,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or
Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Purchase Price.

          However, if the Asset Sale Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

          (i) The Company shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale
Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.13, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.13 by virtue of such compliance.

SECTION 4.14. Limitations on Transactions with Affiliates.

          (a) The Company shall not, and shall not permit any of its Restricted
Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Company (each, an "AFFILIATE TRANSACTION"), unless:

          (1) the Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been

                                      -65-

     obtained in a comparable transaction by the Company or such Restricted
     Subsidiary with an unrelated Person; and

          (2) the Company delivers to the Trustee:

               (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the
          Company set forth in an Officers' Certificate certifying that such
          Affiliate Transaction complies with this Section 4.14 and that such
          Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

               (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions (i) involving aggregate consideration in excess of $25.0 million or (ii) as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Company or such Restricted Subsidiary of such
          Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

          (b) The following items shall not be deemed to be Affiliate
Transactions and, therefore, shall not be subject to Section 4.14(a):

          (1) director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

          (2) transactions between or among the Company and/or its Restricted
     Subsidiaries;

          (3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the
     Company owns, directly or through a Restricted Subsidiary, an Equity
     Interest in, or controls, such Person;

          (4) any issuance of Qualified Equity Interests of the Company (other than Designated Preferred Stock) to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity
     Interests of the Company (other than Designated Preferred Stock), which rights have been approved by the Board of Directors of the Company;

          (5) Restricted Payments that do not violate Section 4.11 and
     Investments consisting of Permitted Investments;

          (6) the performance of obligations of the Company or any Restricted
     Subsidiary under the terms of any agreement that is in effect as of or on the Issue Date and disclosed in the Offering Memorandum or any amendment, modification,

                                      -66-

     supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto)
     in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the Holders taken as a whole than the original agreement as in effect on the Issue Date; and

          (7) transactions effected as part of a Qualified Securitization
     Transaction.

SECTION 4.15. Dividend and Other Payment Restrictions Affecting Subsidiaries.

          The Company shall not, and shall not permit any of its Restricted
Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its
Restricted Subsidiaries to:

          (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any
     Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2) make loans or advances to the Company or any of its Restricted
     Subsidiaries; or

          (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

          However, the preceding restrictions shall not apply to encumbrances or restrictions existing under or by reason of:

          (1) agreements, including, without limitation, those governing
     Existing Indebtedness and Credit Facilities, as in effect on the date of this Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture;

          (2) this Indenture, the Notes and the Note Guarantees;

          (3) applicable law, rules, regulations or order or governmental license, permit or concession;

          (4) any instrument governing Indebtedness or Equity Interests of a
     Person acquired by the Company or any of its Restricted Subsidiaries as in
     effect at the time of such acquisition (except to the extent such
     Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such

                                      -67-

     acquisition), which encumbrance or restriction is not applicable to any
     Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this
     Indenture to be incurred;

          (5) customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;

          (6) purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

          (7) any agreement for the sale or other disposition of a Restricted
     Subsidiary or an asset that restricts distributions by that Restricted
     Subsidiary or transfers of such asset pending the sale or other disposition;

          (8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing
     Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9) Liens and agreements related thereto that were permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets or property subject to such Liens;

          (10) provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an
     Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

          (11) restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

          (12) customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;

          (13) provisions restricting the transfer of any Capital Stock of an
     Unrestricted Subsidiary;

          (14) Indebtedness of a Restricted Subsidiary incurred subsequent to the date of this Indenture pursuant to the provisions of Section 4.10 (i)
     in respect of the subordination provisions, if any, of such Indebtedness,
     (ii) if the encumbrances and restrictions contained in any such
     Indebtedness taken as a whole are not materially

                                      -68-

     less favorable to the Holders than the encumbrances and restrictions contained in this Indenture or that may be contained in any Credit
     Agreement in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction shall not adversely affect in any material respect the Company's ability to make principal or interest payments on the Notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and

          (15) Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

SECTION 4.16. Subsidiary Guarantees.

          (a) If the Company or any of its Restricted Subsidiaries acquires or creates a Wholly Owned Restricted Subsidiary (or redesignates an Unrestricted
Subsidiary as a Restricted Subsidiary and such Restricted Subsidiary is a Wholly
Owned Restricted Subsidiary) and such Wholly Owned Restricted Subsidiary shall at any time have total assets with a book value in excess of $1.0 million, then such Wholly Owned Restricted Subsidiary (unless such Subsidiary is a
Securitization Subsidiary) must become a Guarantor and shall, within 15 Business
Days of the date on which it was so acquired, created or redesignated or so capitalized:

          (1) execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit D, pursuant to which such Wholly Owned
     Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and this Indenture on the terms set forth in this Indenture; and

          (2) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such Wholly Owned Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Wholly Owned Restricted
     Subsidiary, subject to customary exceptions.

          Thereafter, such Wholly Owned Restricted Subsidiary shall be a
Guarantor for all purposes of this Indenture.

          (b) The Note Guarantee of a Guarantor shall automatically and unconditionally (without any further action on the part of any Person) be released:

          (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Company or a
     Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.13 or Section 4.14;

          (2) in connection with any sale or other disposition of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect

                                      -69-

     to such transaction) the Company or a Subsidiary of the Company, if (x)
     such Guarantor would no longer constitute a "Subsidiary " under this
     Indenture and (y) the sale or other disposition does not violate Section
     4.13;

          (3) if the Company designates any Restricted Subsidiary that is a
     Guarantor to be an Unrestricted Subsidiary in accordance with Section 4.18;

          (4) upon liquidation or dissolution of such Guarantor;

          (5) in the case of a Guarantor that is not a Wholly-Owned Restricted
     Subsidiary that has voluntarily issued a Guarantee of the Notes, upon notice to the Trustee by the Company of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if (x) the Company would be permitted to make an Investment in such Restricted Subsidiary at the time of such release equal to the Fair Market Value of the Investment of the
     Company and its other Restricted Subsidiaries in such Guarantor as either a
     Permitted Investment or pursuant to Section 4.11 and (y) all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under this Indenture at the time its Guarantee is released; and

          (6) upon Legal Defeasance or Covenant defeasance or satisfaction and discharge of the Notes as provided below under Section 8.01, Section 8.03 and Section 8.04.

SECTION 4.17. Reports to Holders.

          (a) Whether or not the Company is then subject to Section 13(a) or
15(d) of the Exchange Act, the Company shall furnish to the Trustee and the
Holders, so long as the Notes are outstanding:

          (1) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders' equity and cash flow) and a management's discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

          (2) within 150 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

          (3) at or prior to such times at would be required to be filed or furnished to the SEC if the Company was then a "foreign private issuer"
     subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Company would have been required pursuant thereto;

provided, however, that to the extent that the Company ceases to qualify as a
"foreign private issuer" within the meaning of the Exchange Act, whether or not the Company is then subject to

                                      -70-

Section 13(a) or 15(d) of the Exchange Act, the Company shall furnish to the
Trustee and the Holders, so long as any Notes are outstanding, within 30 days of the respective dates on which the Company would be required to file such documents with the SEC if it was required to file such documents under the
Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the
Exchange Act.

          (b) In addition, whether or not required by the rules and regulations of the SEC, the Company shall electronically file or furnish, as the case may be, a copy of all such information and reports referred to in clauses (1)
through (3) of Section 4.17(a) with the SEC for public availability within the time periods specified therein (unless the SEC shall not accept such a filing)
and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

          (c) Notwithstanding the foregoing provisions of this Section 4.17, the
Company shall be deemed to have furnished such reports referred to in the first paragraph of this Section 4.17 to the Trustee and the Holders if the Company has
filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

SECTION 4.18. Limitations on Designation of Restricted and Unrestricted
              Subsidiaries.

          The Board of Directors of the Company may designate any Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted
Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair
Market Value of all outstanding Investments owned by the Company and its
Restricted Subsidiaries in the Subsidiary designated as an Unrestricted
Subsidiary shall be deemed to be an Investment made as of the time of the designation and shall reduce the amount available for Restricted Payments under
Section 4.11 or under one or more clauses of the definition of Permitted
Investments, as determined by the Company. That designation shall only be permitted if the Investment would be permitted at that time and if the
Restricted Subsidiary otherwise meets the definition of an Unrestricted
Subsidiary. The Board of Directors of the Company may redesignate any
Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation.

SECTION 4.19. Additional Interest Notice.

          In the event that the Company is required to pay Additional Interest to Holders pursuant to the Registration Rights Agreement, the Company shall provide written notice ("ADDITIONAL INTEREST NOTICE") to the Trustee of its obligation to pay Additional Interest no later than ten days prior to the proposed payment date for the Additional Interest, and the Additional Interest
Notice shall set forth the amount of Additional Interest to be paid by the
Company on such payment date. The Trustee shall not at any time be under any duty or responsibility to any Holder to determine the Additional Interest, or make any determination with respect to the

                                      -71-

nature, extent or calculation of the amount of Additional Interest owed or with respect to the method employed in such calculation of the Additional Interest.

SECTION 4.20. Payment of Additional Amounts.

          (a) All payments made by the Company under or with respect to the
Notes or by a Guarantor under or with respect to its Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing
Authority in any jurisdiction in which the Company or any Guarantor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each, a "RELEVANT TAXING JURISDICTION"), unless the
Company or such Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

          (b) If the Company or any Guarantor is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing
Jurisdiction from any payment made under or with respect to the Notes or the
Note Guarantee of such Guarantor, the Company or such Guarantor, as applicable, shall pay such additional amounts ("ADDITIONAL AMOUNTS") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction shall equal the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall payable with respect to any Tax that would not have been imposed, payable or due:

          (1) but for the existence of any present or former connection between the Holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes) and the Relevant Taxing Jurisdiction
     (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the Notes or enforcement of rights thereunder or the receipt of payments in respect thereof;

          (2) but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Company has delivered a request to the Holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

          (3) if the presentation of Notes (where presentation is required) for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;

          (4) subject to Section 4.20(e), with respect to any estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or

          (5) as a result of a combination of the foregoing clauses (1) through
     (4).

                                      -72-

     In addition, Additional Amounts shall not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such
     Notes had been the Holder and such beneficial owner would not be entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4)
     or (5) above. In addition, Additional Amounts shall not be payable with respect to any Tax which is payable otherwise than by withholding from payments of, or in respect of principal of, or any interest or Additional
     Interest, if any, on, the Notes.

          (c) Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, premium, if any, interest or Additional Interest, if any, or of any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

          (d) Upon request, the Company shall provide the Trustee with documentation satisfactory to the Trustee evidencing the payment of Additional
Amounts.

          (e) The Company and the Guarantors shall pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery or registration of the Notes, this Indenture or any other document or instrument referred to therein, or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction in which the Company or any Guarantor or any successor Person is organized or is otherwise resident for tax purposes, the United States of
America or any jurisdiction in which a Paying Agent is located, but not excluding those resulting from, or required to be paid in connection with, the enforcement of the Notes or other such document or instrument following the occurrence of an Event of Default with respect to the Notes.

          (f) Notwithstanding anything to the contrary contained in this
Indenture, the Company and the Guarantors may, to the extent required to do so by law, deduct or withhold income or other similar taxes imposed by the United
States of America from principal or interest payments under this Indenture;
provided that the foregoing shall not limit the obligation of the Company and the Guarantors to pay Additional Amounts as set forth in this Section 4.20.

                                  ARTICLE FIVE

                              SUCCESSOR CORPORATION

SECTION 5.01. Mergers, Consolidations, Etc.

          (a) The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

                                      -73-

          (1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws an Eligible Jurisdiction and (y) assumes all the obligations of the Company under the Notes, this Indenture and the Registration Rights
     Agreement pursuant to agreements reasonably satisfactory to the Trustee;

          (2) immediately after giving effect to such transaction, no Default or
     Event of Default exists; and

          (3) either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a) or (b)
     the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with Section 4.10(a) shall be greater than the
     Fixed Charge Coverage Ratio test for the Company and its Restricted
     Subsidiaries immediately prior to such transaction.

          In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

          For purposes of this Section 5.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted
Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

          (b) The Company shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person
(whether or not such Guarantor is the surviving Person) unless:

          (1) subject to the Note Guarantee release provisions of Section 4.16, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor, this Indenture and the
     Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; and

          (2) immediately after such transaction, no Default or Event of Default exists.

          (c) This Section 5.01 shall not apply to a merger of the Company, a
Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an
Affiliate solely for the purpose,

                                      -74-

and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned
Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

                                   ARTICLE SIX

                              DEFAULT AND REMEDIES

SECTION 6.01. Events of Default.

          Each of the following is an "EVENT OF DEFAULT":

          (1) default by the Company or any Guarantor for 30 consecutive days in the payment when due and payable of interest on, or Additional Interest, if any, with respect to, the Notes;

          (2) default by the Company or any Guarantor in the payment when due and payable of the principal of or premium, if any, on the Notes;

          (3) failure by the Company or any of its Restricted Subsidiaries to
     comply with the provisions described under Section 5.01 after receipt by the Company or such Subsidiary, as applicable, of a written notice specifying the default (and demanding that such default be remedied and stating that such notice is a "Notice of Default") from the Trustee or the
     Holders of at least 25% of the outstanding principal amount of the Notes;

          (4) failure by the Company or any of its Restricted Subsidiaries for
     60 consecutive days after notice has been given to the Company by the
     Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding specifying the default and demanding compliance with any of the other covenants in this
     Indenture;

          (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any
     Indebtedness for money borrowed by the Company or any Significant
     Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the date of this Indenture, if that default:

               (a) is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a "PAYMENT DEFAULT"); or

               (b) results in the acceleration of such Indebtedness prior to its stated final maturity;

                                      -75-

     and, in each case of clauses (a) and (b) above, the principal amount of any such Indebtedness, together with the principal amount of any other such
     Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

          (6) failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a
     Significant Subsidiary to pay final judgments aggregating in excess of
     $20.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (7) except as permitted by this Indenture including upon the permitted release of the Note Guarantee, any Guarantee of a Significant Subsidiary or
     any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee;

          (8) either the Company or any of its Restricted Subsidiaries that is a
     Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary as debtor in an involuntary case, pursuant to or within the meaning of any Bankruptcy Law:

               (a) commences a voluntary case or proceeding,

               (b) consents to the entry of an order for relief or decree against it in an involuntary case or proceeding,

               (c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

               (d) makes a general assignment for the benefit of its creditors;

               (e) admits in writing its inability to pay its debts generally as they become due; or

               (f) files a petition or answer or consent seeking reorganization or relief; and

          (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (a) is for relief against the Company or any of its Restricted
          Subsidiaries that is a Significant Subsidiary or any group of
          Restricted Subsidiaries that, taken together, would constitute a
          Significant Subsidiary as debtor in an involuntary case or proceeding;

                                      -76-

               (b) appoints a Custodian of the Company or any of its Restricted
          Subsidiaries that is a Significant Subsidiary or any group of
          Restricted Subsidiaries that, taken together, would constitute a
          Significant Subsidiary, or a Custodian for all or substantially all of the assets of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or adjudges any such entity or group a bankrupt or insolvent or approves as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of such entity or group; or

               (c) orders the winding up or liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

     and the order or decree remains unstayed and in effect for 60 consecutive days.

SECTION 6.02. Acceleration.

          In the case of an Event of Default specified in clause (8) or (9) of
Section 6.01, with respect to the Company, all outstanding Notes shall become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee, by written notice to the
Company, or the Holders of at least 25% in principal amount of the then outstanding Notes, by written notice to the Trustee and the Company, may declare all the Notes to be due and payable. Any such notice from the Trustee or Holders shall specify the applicable Event(s) of Default and state that such notice is a
"NOTICE OF ACCELERATION." Upon such declaration of acceleration pursuant to a
Notice of Acceleration, the aggregate principal of and accrued and unpaid interest and Additional Interest, if any, on the outstanding Notes shall become due and payable without further action or notice.

          No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.03. Other Remedies.

          If a Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or interest or Additional Interest, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

          The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

                                      -77-

SECTION 6.04. Waiver of Past Defaults.

          Subject to Sections 2.09, 6.07 and 9.02, the Holders of a majority in principal amount of the outstanding Notes (which may include consents obtained in connection with a tender offer or exchange offer of Notes) by notice to the
Trustee may waive an existing Default or Event of Default and its consequences, except a continuing Default or Event of Default in the payment of principal of, or interest or premium on, any Note as specified in Section 6.01(1) or (2). In case of any such waiver, the Company, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. This Section 6.04 shall be in lieu of Section 316(a)(1)(B) of the
Trust Indenture Act and such Section 316(a)(1)(B) of the Trust Indenture Act is hereby expressly excluded from this Indenture and the Notes, as permitted by the
Trust Indenture Act. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

SECTION 6.05. Control by Majority.

          The Holders of not less than a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Subject to Section 7.01, however, the
Trustee may refuse to follow any direction that conflicts with any law or this
Indenture, that the Trustee determines in good faith may be unduly prejudicial to the rights of another Holder, or that may involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

          In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification against any loss or expense caused by taking such action or following such direction.

SECTION 6.06. Limitation on Suits.

          No Holder shall have any right to institute any proceeding with respect to this Indenture or the Notes or for any remedy hereunder or thereunder, unless:

          (1) an Event of Default has occurred and is continuing and such Holder has previously given the Trustee written notice that an Event of Default is continuing;

          (2) Holders of at least 25% in aggregate principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

          (3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense in complying with such request;

          (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

                                      -78-

          (5) Holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a written direction inconsistent with such request within such 60-day period.

However, such limitations shall not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest or premium on, or Additional Interest (if any) with respect to, such Note on or after the due date therefor.

          A Holder may not use this Indenture to prejudice the rights of another
Holder or to obtain a preference or priority over such other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such
Holders).

SECTION 6.07. Rights of Holders To Receive Payment.

          Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, and interest and Additional
Interest, if any, on, a Note, on or after the respective due dates therefor, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the
Holder.

SECTION 6.08. Collection Suit by Trustee.

          If an Event of Default in payment of principal, interest and premium specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the
Company or any other obligor on the Notes for the whole amount of principal, premium and accrued interest and Additional Interest (if any) and fees remaining unpaid, together with interest and Additional Interest, if any, on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate per annum borne by the Notes and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.09. Trustee May File Proofs of Claim.

          The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the
Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the
Holders allowed in any judicial proceedings relating to the Company, its creditors or their property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any Custodian in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and

                                      -79-

any other amounts due to the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the
Holders may be entitled to receive in such proceedings whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any
Holder in any such proceeding. The Trustee shall be entitled to participate as a member of any official committee of creditors in the matters as it deems necessary or advisable.

SECTION 6.10. Priorities.

          If the Trustee collects any money or property pursuant to this Article
Six, it shall pay out the money or property in the following order:

          First: to the Trustee for amounts due under Section 7.07;

          Second: to Holders for interest accrued on the Notes, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for interest or Additional Interest;

          Third: to Holders for principal amounts due and unpaid on the Notes and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and premium;

          Fourth: without duplication, to the Holders, for any other obligations due to them hereunder or under the Notes, pro rata based on the amounts of such obligations; and

          Fifth: to the Company or, if applicable, the Guarantors, as their respective interests may appear.

          The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment to Holders pursuant to this Section
6.10.

SECTION 6.11. Undertaking for Costs.

          In any suit for the enforcement of any right or remedy under this
Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 shall not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by a Holder or Holders of more than
10% in principal amount of the outstanding Notes.

                                      -80-

                                 ARTICLE SEVEN

                                     TRUSTEE

SECTION 7.01. Duties of Trustee.

          (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

          (b) Except during the continuance of an Event of Default:

          (1) the Trustee need perform only those duties as are specifically set forth herein or in the Trust Indenture Act and no duties, covenants, responsibilities or obligations shall be implied in this Indenture against the Trustee; and

          (2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates (including Officers'
     Certificates) or opinions (including Opinions of Counsel) furnished to the
     Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated
     therein).

          (c) Notwithstanding anything to the contrary herein, the Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

          (1) this paragraph does not limit the effect of Section 7.01(b);

          (2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

          (3) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

          (d) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it.

                                      -81-

          (e) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to this Section
7.01.

          (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

          (g) In the absence of bad faith, negligence or willful misconduct on the part of the Trustee, the Trustee shall not be responsible for the application of any money by any Paying Agent other than the Trustee.

SECTION 7.02. Rights of Trustee.

          Subject to Section 7.01:

          (a) The Trustee may conclusively rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate
     (including any Officers' Certificate), statement, instrument, opinion
     (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper Person. The
     Trustee need not investigate any fact or matter stated in the document.

          (b) Before the Trustee acts or refrains from acting, it may require an
     Officers' Certificate and/or an Opinion of Counsel, which shall conform to the provisions of Section 11.05 (provided that no Officers' Certificate or
     Opinion of Counsel shall be required in connection with the initial issuance of Notes on the Issue Date). The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such
     Officers' Certificate or Opinion of Counsel.

          (c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent (other than an agent who is an employee of the Trustee) appointed with due care.

          (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers under this Indenture; provided, however, that the Trustee's conduct does not constitute willful misconduct, bad faith or negligence.

          (e) The Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

          (f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture whether on its own motion or at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the
     Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby.

                                      -82-

          (g) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate (including any
     Officers' Certificate), statement, instrument, opinion (including any
     Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, upon reasonable notice to the Company, to examine the books, records, and premises of the Company, personally or by agent or attorney at the sole cost of the Company.

          (h) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

          (i) The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties.

          (j) Except with respect to Section 4.01 and 4.06, the Trustee shall have no duty to inquire as to the performance of the Company with respect to the covenants contained in Article Four. In addition, the Trustee shall not be deemed to have knowledge of a Default or Event of Default except (i)
     any Default or Event of Default occurring pursuant to Section 4.01, 6.01(1)
     or 6.01(2) or (ii) any Default or Event of Default of which the Trustee shall have received written notification.

          (k) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

          (l) In no event shall the Trustee be responsible or liable for special, indirect or consequential loss or damage of any kind whatsoever
     (including, but not limited to, loss of profit) irrespective of whether the
     Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

          (m) The Trustee may request that the Company delivers a certificate in the form of Exhibit F setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

SECTION 7.03. Individual Rights of Trustee.

          The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company, its
Subsidiaries or its respective Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if this Indenture has been qualified under the Trust Indenture Act) or resign. Any Agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

                                      -83-

SECTION 7.04. Trustee's Disclaimer.

          The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes, and it shall not be responsible for any statement of the Company in this Indenture or any document issued in connection with the sale of Notes or any statement in the
Notes other than the Trustee's certificate of authentication. The Trustee makes no representations with respect to the effectiveness or adequacy of this
Indenture.

SECTION 7.05. Notice of Default.

          If a Default or Event of Default occurs and is continuing and the
Trustee receives actual notice of such Default or Event of Default, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default in payment of principal of, or interest, Additional Interest or premium on, any Note, including an accelerated payment and the failure to make a payment on the Change of Control Payment Date pursuant to a Change of Control
Offer or the Asset Sale Payment Date pursuant to a Asset Sale Offer, the Trustee may withhold the notice if and so long as a trust committee of Responsible
Officers of the Trustee in good faith determines that withholding the notice is in the interest of the Holders.

SECTION 7.06. Reports by Trustee to Holders.

          Within 60 days after each July 1, beginning with July 1, 2007, the
Trustee shall, to the extent that any of the events described in Trust Indenture
Act Section 313(a) occurred within the previous twelve months, but not otherwise, mail to each Holder a brief report dated as of such date that complies with Trust Indenture Act Section 313(a). The Trustee also shall comply with Trust Indenture Act Sections 313(b), 313(c) and 313(d).

          A copy of each report at the time of its mailing to Holders shall be mailed by the Trustee to the Company and filed by the Trustee with the SEC and each securities exchange, if any, on which the Notes are listed.

          The Company shall notify the Trustee if the Notes become listed on any securities exchange or of any delisting thereof and the Trustee shall comply with Trust Indenture Act Section 313(d).

SECTION 7.07. Compensation and Indemnity.

          The Company shall pay to the Trustee from time to time such reasonable compensation as the Company and the Trustee shall from time to time agree in writing for its services rendered by it hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, expenses and advances (including reasonable fees and expenses of counsel) incurred or made by it in addition to the compensation for its services, except any such disbursements, expenses and advances as may be attributable to the Trustee's negligence, bad faith or willful misconduct. Such expenses shall include the reasonable fees and expenses of the Trustee's agents and counsel.

                                      -84-

          The Company shall indemnify each of the Trustee or any predecessor
Trustee and its agents for, and hold them harmless against, any and all loss, damage, claims, liability or reasonable expenses, including taxes (other than taxes based upon, measured by or determined by the income of such Person), liability or expense incurred by them except for such actions to the extent caused by any negligence, bad faith or willful misconduct on their part, arising out of or in connection with the acceptance or administration of this trust including the reasonable costs and expenses of defending themselves against or investigating any claim or liability in connection with the exercise or performance of any of the Trustee's rights, powers or duties hereunder. The
Trustee shall notify the Company promptly of any claim asserted against the
Trustee or any of its agents for which it may seek indemnity. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Trustee and its agents subject to the claim may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel; provided, however, that the Company shall not be required to pay such fees and expenses if there is no conflict of interest between the Company and the Trustee and its agents subject to the claim in connection with such defense as reasonably determined by the
Trustee. The Company need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld. The Company need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Trustee through the Trustee's negligence, bad faith, willful misconduct or breach of its duties under this Indenture.

          To secure the Company's payment obligations in this Section 7.07, the
Trustee shall have a Lien prior to the Notes against all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal and interest (including Additional
Interest, if any) on particular Notes.

          When the Trustee incurs expenses or renders services after a Default specified in Section 6.01(8) or (9) occurs, such expenses and the compensation for such services shall be paid to the extent allowed under any Bankruptcy Law.

          Notwithstanding any other provision in this Indenture, the foregoing provisions of this Section 7.07 shall survive the satisfaction and discharge of this Indenture or the appointment of a successor Trustee.

SECTION 7.08. Replacement of Trustee.

          The Trustee may resign at any time upon 30 days' written notice to the
Company in writing. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee upon 30 days written notice to the
Company and the Trustee and may appoint a successor Trustee (which Trustee shall be reasonably acceptable to the Company). The Company may remove the Trustee if:

          (1) the Trustee fails to comply with Section 7.10;

          (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

          (3) a receiver or other public officer takes charge of the Trustee or its property; or

                                      -85-

          (4) the Trustee becomes incapable of acting as Trustee hereunder.

          If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall notify each Holder of such event and shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

          A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately after that, the retiring Trustee shall transfer, after payment of all sums then owing to the
Trustee pursuant to Section 7.07, all property held by it as Trustee to the successor Trustee, subject to the Lien provided in Section 7.07, the resignation or removal of the retiring Trustee shall become effective, and the successor
Trustee shall have all the rights, powers and duties of the Trustee under this
Indenture. A successor Trustee shall mail notice of its succession to each
Holder.

          If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the
Holders of at least 10% in principal amount of the outstanding Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Company.

          If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

          Notwithstanding replacement of the Trustee pursuant to this Section
7.08, the Company's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09. Successor Trustee by Merger, Etc.

          If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another
Person, the successor Person, without any further act, shall, if such resulting, surviving or transferee Person is otherwise eligible hereunder, be the successor
Trustee; provided that such Person shall be otherwise qualified and eligible under this Article Seven.

SECTION 7.10. Eligibility; Disqualification.

          This Indenture shall always have a Trustee who satisfies the requirement of Trust Indenture Act Sections 310(a)(1), 310(a)(2), 310(a)(3) and
310(a)(5). The Trustee shall have a combined capital and surplus of at least
$100.0 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Trust Indenture Act Section 310(b);
provided, however, that there shall be excluded from the operation of Trust
Indenture Act Section 310(b)(1) any indenture or indentures under which other securities, or certificates of interest or participation in other securities, of the Company are outstanding, if the requirements for such exclusion set forth in
Trust Indenture Act Section 310(b)(1) are met. The provisions of Trust Indenture
Act Section 310 shall apply to the Company and any other obligor of the Notes.

                                      -86-

SECTION 7.11. Preferential Collection of Claims Against the Company.

          The Trustee, in its capacity as Trustee hereunder, shall comply with
Trust Indenture Act Section 311(a), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) to the extent indicated. The Trustee hereby waives any right to set-off any claim that it may have against the Company in any capacity (other than as Trustee and Paying
Agent) against any of the assets of the Company held by the Trustee.

                                 ARTICLE EIGHT

               SATISFACTION OR DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01. Termination of the Company's Obligations.

          The Company may terminate its obligations under the Notes and this
Indenture and the obligations of the Guarantors under the Note Guarantees and this Indenture and this Indenture shall be discharged and shall cease to be of further effect as to all Notes issued hereunder and then outstanding, except those obligations referred to in the penultimate paragraph of this Section 8.01, when:

          (1) either:

               (a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from the trust, have been delivered to the Trustee for cancellation; or

               (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to Section
          5, Section 6 or Section 7 of the Notes and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as shall be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire
          Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

          (2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any of its Restricted
     Subsidiaries is a party or by which the Company or any of its Restricted
     Subsidiaries is bound;

                                      -87-

          (3) the Company or any Guarantor has paid or caused to be paid all sums payable by them under this Indenture; and

          (4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the
     Notes at maturity or on the Redemption Date, as the case may be.

In addition, the Company must deliver an Officers' Certificate and an Opinion of
Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

          In the case of clause (1)(b) of this Section 8.01, and subject to the next sentence and notwithstanding the foregoing paragraph, the Company's obligations in Sections 2.03, 2.05, 2.06, 2.07, 2.08, 2.12, 4.01, 4.02, 4.03 (as
to legal existence of the Company only), 7.07, 8.06 and 8.08 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of Section
2.08. After the Notes are no longer outstanding, the Company's obligations in
Sections 7.07, 8.06 and 8.08 shall survive.

          After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under the Notes and this Indenture except for those surviving obligations specified above.

SECTION 8.02. Option to Effect Legal Defeasance or Covenant Defeasance.

          The Company may, at the option of its Boards of Directors evidenced by a resolution set forth in an Officers' Certificate, and at any time, elect to have either Section 8.03 or 8.04 applied to all outstanding Notes and all obligations of any Guarantor upon compliance with the conditions set forth in this Article Eight.

SECTION 8.03. Legal Defeasance.

          Upon the Company's exercise under Section 8.02 of the option applicable to this Section 8.03, the Company and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.05, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees) on the date the conditions set forth below are satisfied (hereinafter, "LEGAL DEFEASANCE"). Such Legal
Defeasance means that the Company and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes
(including the Note Guarantees), which shall thereafter be deemed to be
"outstanding" only for the purposes of Section 8.06 and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all of their other obligations under such Notes, the Guarantees and this
Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

          (1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to in Section 8.06;

                                      -88-

          (2) the Company's obligations with respect to the Notes under Article
     Two and Section 4.02;

          (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder, and the Company's and the Guarantors' obligations in connection therewith; and

          (4) this Article Eight.

Subject to compliance with this Article Eight, the Company may exercise its option under this Section 8.03 notwithstanding the prior exercise of its option under Section 8.04.

SECTION 8.04. Covenant Defeasance.

          Upon the Company's exercise under Section 8.02 of the option applicable to this Section 8.04, (i) the Company and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.05, be released from each of their obligations under the covenants contained in
Sections 4.03 (other than with respect to the legal existence of the Company),
4.04, 4.07, 4.09 through 4.18 (except for obligations under Section 4.17 mandated by the Trust Indenture Act), and Section 5.01 (except for the covenants contained in clauses (a)(1) and (a)(2) thereof) with respect to the outstanding
Notes on and after the date the conditions set forth in Section 8.05 are satisfied (hereinafter, "COVENANT DEFEASANCE"), (ii) the Company and the
Guarantors may cause the release of the Note Guarantees and of any Liens securing the Notes or the Guarantees, and (iii) the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding"
for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant
Defeasance means that, with respect to the outstanding Notes and Guarantees, the
Company and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply, and any release of the Note Guarantees or of Liens securing the Notes or the Note
Guarantees, shall not constitute a Default or an Event of Default under Section
6.01, but, except as specified above, the remainder of this Indenture and such
Notes and Guarantees shall be unaffected thereby. In addition, upon the
Company's exercise under Section 8.02 of the option applicable to this Section
8.04, subject to the satisfaction of the conditions set forth in Section 8.04,
Sections 6.01(3) through 6.01(7) shall not constitute Events of Default.

SECTION 8.05. Conditions to Legal or Covenant Defeasance.

          In order to exercise either Legal Defeasance or Covenant Defeasance under either Sections 8.03 or 8.04:

          (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable
     Government Securities, or a combination thereof, in amounts as shall be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank,

                                      -89-

     appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable
     Redemption Date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular Redemption
     Date;

          (2) in the case of an election under Section 8.03, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the
     Trustee confirming that (a) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the date of this Indenture, there has been a change in the applicable U.S.
     federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3) in the case of an election under Section 8.04, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the
     Trustee confirming that the Holders of the outstanding Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

          (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its
     Subsidiaries is bound;

          (6) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company or any of its Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any of its Subsidiaries or others;
     and

          (7) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

          Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to an election under Section 8.03 need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation shall become due and payable within one year

                                      -90-

under arrangements reasonably satisfactory to the Trustee for the giving of a notice of redemption by the Trustee in the name and at the expense of the
Company.

          If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the obligations of the Company and the Guarantors under this Indenture will be revived and no such defeasance will be deemed to have occurred.

SECTION 8.06. Deposited Money and Government Securities To Be Held in Trust;
              Other Miscellaneous Provisions.

          Subject to Section 8.07, all cash, Cash Equivalents and non-callable
Government Securities (including the proceeds thereof) deposited with the
Trustee (or other qualifying Trustee, collectively for purposes of this Section
8.06, the "TRUSTEE") pursuant to Article Eight in respect of the outstanding
Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such
Notes of all sums due and to become due thereon in respect of principal, premium and Additional Interest, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

          The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable
Government Securities deposited pursuant to Section 8.05 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

          Notwithstanding anything in this Article Eight to the contrary, the
Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 which, in the opinion of a firm of independent public accountants or any investment bank or appraisal firm, in each case nationally recognized in the United States expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section
8.05(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

SECTION 8.07. Repayment to the Company.

          Any money deposited with the Trustee or any Paying Agent, in trust for the payment of the principal of, premium or Additional Interest, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium or Additional Interest, if any, or interest has become due and payable shall promptly be paid to the Company on their written request or shall be discharged from such trust; and the Holder of such Note shall thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

                                      -91-

SECTION 8.08. Reinstatement.

          If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with this Article
Eight, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's and the Guarantors' obligations under this
Indenture and the Notes and the Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to this Article Eight until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with this Article Eight, as the case may be; provided, however, that (a) if the
Company makes any payment of principal of, premium or Additional Interest, if any, or interest on any Note following the reinstatement of its obligations, the
Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent and (b)
so long as no payment Default or Event of Default has occurred and is continuing, unless otherwise required by any legal proceeding or any other order or judgment of any court or governmental authority, the Trustee or Paying Agent shall return all such money and U.S. Obligations (in each case to the extent remaining in their possession) to the Company promptly after receiving a written request therefore at any time, if such reinstatement of the Company's obligations has occurred and continues to be in effect other than such money as has been applied to payment on the Notes.

          The Company shall be entitled to cure any event resulting in the reinstatement of its obligations hereunder.

                                  ARTICLE NINE

                       AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01. Without Consent of Holders.

          The Company, the Guarantors and the Trustee may amend, waive, supplement or otherwise modify this Indenture, the Notes, the Note Guarantees or any other agreement or instrument entered into in connection with this Indenture without notice to or consent of any Holder:

          (1) to cure any ambiguity, defect or inconsistency;

          (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (3) to provide for the assumption of the Company's or a Guarantor's obligations to Holders and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company's or such Guarantor's assets, as applicable;

          (4) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

                                      -92-

          (5) to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act;

          (6) to allow any Guarantor to execute a supplemental indenture and a
     Guarantee with respect to the Notes or to release a Guarantee or a security interest under the Notes or a Guarantee in accordance with the terms of this Indenture;

          (7) to provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

          (8) to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee;

          (9) to comply with the rules of any applicable securities depository;

          (10) to conform the text of this Indenture, the Note Guarantees or the
     Notes to any provision of the "Description of Notes" in the Offering
     Memorandum to the extent that such provision in the "Description of Notes"
     was intended by the Company (as demonstrated by an Officers' Certificate)
     to be a substantially verbatim recitation of a provision of this Indenture, the Note Guarantees or the Notes;

          (11) to add to the covenants of the Company or any Restricted
     Subsidiary for the benefit of the Holders of the Notes or surrender any rights or powers conferred upon the Company or any Restricted Subsidiary;
     or

          (12) to secure the Notes.

          Upon the request of the Company accompanied by a resolution of its
Board of Directors authorizing the execution of any such amended or supplemental
Indenture, and upon receipt by the Trustee of any documents requested under
Section 7.02(b), the Trustee shall join with the Company and any Guarantors in the execution of any amended or supplemental Indenture authorized or permitted by the terms of this Indenture and make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

SECTION 9.02. With Consent of Holders.

          (a) Subject to Sections 6.07 and 9.03, the Company, the Guarantors and
the Trustee, together, with the written consent of the Holder or Holders of at least a majority in aggregate principal amount of the Notes then outstanding
(including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), may amend or supplement this
Indenture, the Notes or the Note Guarantees, and any existing Default or Event of Default or compliance with any provision of this Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

                                      -93-

          (b) Notwithstanding Section 9.02(a), without the consent of the
Company and each Holder affected, an amendment, supplement or waiver may not
(with respect to any Notes held by a non-consenting Holder):

          (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

          (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (it being understood that this clause (2) does not apply to Sections 4.09 and
     4.13);

          (3) reduce the rate of or change the time for payment of interest or
     Additional Interest on any Note;

          (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes
     (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding
     Notes in accordance with the provisions of this Indenture and a waiver of the payment default that resulted from such acceleration);

          (5) make any Note payable in money other than that stated in the
     Notes;

          (6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest or premium or Additional Interest, if any, on the
     Notes, or Additional Amounts, if any;

          (7) waive a redemption payment with respect to any Note (it being understood that this clause (7) does not apply to a payment required by
     Section 4.09 or 4.13);

          (8) release any Guarantor from any of its obligations under its
     Guarantee or this Indenture, except in accordance with the terms of this
     Indenture;

          (9) in the event that the obligation to make a Change of Control Offer or an Asset Sale Offer has arisen, amend, change or modify in any material respect the obligation of the Company to make and consummate such Change of
     Control Offer or such Asset Sale Offer, as the case may be;

          (10) expressly subordinate in right of payment the Notes or the Note
     Guarantees to any other Indebtedness of the Company or any Guarantor; or

          (11) make any change to this Section 9.02.

          (c) It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, supplement or waiver but it shall be sufficient if such consent approves the substance thereof.

          (d) A consent to any amendment, supplement or waiver under this
Indenture by any Holder given in connection with an exchange (in the case of an exchange offer) or a

                                      -94-

tender (in the case of a tender offer) of such Holder's Notes shall not be rendered invalid by such tender or exchange.

          (e) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

SECTION 9.03. Compliance with the Trust Indenture Act.

          From the date on which this Indenture is qualified under the Trust
Indenture Act, every amendment, waiver or supplement of this Indenture, the
Notes or the Note Guarantees shall be set forth in a document that complies with the Trust Indenture Act as then in effect.

SECTION 9.04. Revocation and Effect of Consents.

          Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent
Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any
Note. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of his Note by notice to the Trustee or the Company received before the date on which the Trustee receives an Officers' Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

          The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver, which record date shall be prior to the first solicitation of such consent. If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to revoke any consent previously given, whether or not such
Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date. The Company shall inform the Trustee in writing of the fixed record date if applicable.

          After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (1)
through (11) of Section 9.02(b), in which case, the amendment, supplement or waiver shall bind only each Holder who has consented to it and every subsequent
Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note; provided that the Company and the Trustee are able to identify the particular Note which has so consented; provided, further, that any such waiver shall not impair or affect the right of any Holder to receive payment of principal of, and interest, Additional Interest (if any) and premium on, a Note, on or after the respective due dates therefor, or to bring suit for the enforcement of any such payment on or after such respective dates without the consent of such Holder.

                                      -95-

SECTION 9.05. Notation on or Exchange of Notes.

          If an amendment, supplement or waiver changes the terms of a Note, the
Company may require the Holder to deliver it to the Trustee. The Company shall provide the Trustee with an appropriate notation on the Note about the changed terms and cause the Trustee to return it to the Holder at the Company's expense.
Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Note shall issue, and the Trustee shall authenticate, a new
Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.06. Trustee To Sign Amendments, Etc.

          The Trustee shall execute any amendment, supplement or waiver authorized pursuant to this Article Nine; provided that the Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee's own rights, duties or immunities under this
Indenture. The Trustee shall be entitled to receive, and, subject to Section
7.01, shall be fully protected in conclusively relying upon, an Opinion of
Counsel and an Officers' Certificate, each stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Nine is authorized or permitted by this Indenture. Such Opinion of Counsel shall be at the expense of the Company.

          Upon the execution of any amended or supplemental indenture pursuant to and in accordance with this Article Nine, this Indenture shall be modified in accordance therewith, and such amended or supplemental Indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

                                  ARTICLE TEN

                                 NOTE GUARANTEE

SECTION 10.01. Unconditional Guarantee.

          Subject to the provisions of this Article Ten, each of the Guarantors hereby, jointly and severally, unconditionally and irrevocably guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the
Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company to the Holders or the Trustee hereunder or thereunder: (a) (x) the due and punctual payment of the principal of, premium, if any, and interest and Additional
Interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest and Additional Interest, if any, on the Notes and (z) the due and punctual payment and performance of all other obligations of the Company, in each case, to the Holders or the Trustee hereunder or thereunder (including amounts due the Trustee under Section 7.07), all in accordance with the terms hereof and thereof (collectively, the
"GUARANTEE OBLIGATIONS"); and (b) in case of any extension of

                                      -96-

time of payment or renewal of any Notes or any of such other obligations, the due and punctual payment and performance of the Guarantee Obligations in accordance with the terms of the extension or renewal, whether at maturity, upon redemption or repurchase, by acceleration or otherwise. Failing payment when due of any amount so guaranteed, or failing performance of any other obligation of the Company to the Holders under this Indenture or under the Notes, for whatever reason, each Guarantor shall be obligated to pay, or to perform or cause the performance of, the same immediately. An Event of Default under this Indenture or the Notes shall constitute an Event of Default under the Note Guarantees, and shall entitle the Holders to accelerate the obligations of the Guarantors thereunder in the same manner and to the same extent as the obligations of the
Company.

          Each of the Guarantors hereby agrees that (to the extent permitted by law) its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other
Guarantor, the recovery of any judgment against the Company, any action to enforce the same, whether or not a Note Guarantee is affixed to any particular
Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor (other than payment). To the fullest extent permitted by law and subject to Section 6.06, each of the
Guarantors hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that its Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, this Indenture and this Note Guarantee. This Note
Guarantee is a guarantee of payment and not of collection. If any Holder or the
Trustee is required by any court or otherwise to return to the Company or to any
Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Company or such Guarantor, any amount paid by the
Company or such Guarantor to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.
Each Guarantor further agrees that, as between it, on the one hand, and the
Holders and the Trustee, on the other hand, (a) subject to this Article Ten, the maturity of the obligations guaranteed hereby may be accelerated as provided in
Article Six for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such obligations as provided in Article Six, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee.

SECTION 10.02. Limitation on Guarantor Liability.

          Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent
Transfer Act or any similar federal, foreign, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree (to the extent required by such laws) that the obligations of such Guarantor under its
Note Guarantee and this Article Ten shall be limited to the maximum amount as will, after giving effect to all other

                                      -97-

contingent and fixed liabilities of such Guarantor (including any guarantee under the Credit Agreement) that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Ten, result in the obligations of such
Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance. Each Guarantor that makes a payment for distribution under its Note
Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the adjusted net assets of each Guarantor.

SECTION 10.03. Execution and Delivery of Guarantee.

          To further evidence its Guarantee set forth in Section 10.01, each
Guarantor hereby agrees that a notation of such Guarantee, substantially in the form of Exhibit E hereto (each, a "NOTATION OF GUARANTEE"), shall be endorsed on each Note authenticated and delivered by the Trustee. Such Notation of Guarantee shall be executed on behalf of each Guarantor by either manual or facsimile signature of one Officer or other person duly authorized by all necessary corporate action of such Guarantor who shall have been duly authorized to so execute by all requisite corporate action. The validity and enforceability of any Notation of Guarantee shall not be affected by the fact that it is not affixed to any particular Note.

          Each of the Guarantors hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a Notation of Guarantee.

          If an Officer of a Guarantor whose signature is on this Indenture or a
Notation of Guarantee no longer holds that office at the time the Trustee authenticates the Note on which such Notation of Guarantee is endorsed or at any time thereafter, such Guarantor's Notation of Guarantee of such Note shall nevertheless be valid.

          The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Note Guarantee set forth in this Indenture on behalf of each Guarantor.

SECTION 10.04. Release of a Guarantor.

          Notwithstanding Section 4.16(a), a Guarantor shall be automatically and unconditionally released from its obligations under its Note Guarantee and its obligations under this Indenture and the Registration Rights Agreement in accordance with Section 4.16(b) or as otherwise expressly permitted by this
Indenture.

          The Trustee shall execute an appropriate instrument prepared by the
Company evidencing the release of a Guarantor from its obligations under its
Note Guarantee upon receipt of a request by the Company or such Guarantor accompanied by an Officers' Certificate and, if requested by the Trustee, an
Opinion of Counsel certifying as to the compliance with this Section 10.04;
provided, however, that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officers' Certificates of the Company.

                                      -98-

          Except as set forth in Articles Four and Five and this Section 10.04, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another
Guarantor or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another
Guarantor.

SECTION 10.05. Waiver of Subrogation.

          Until this Indenture is discharged and all of the Notes are discharged and paid in full, each Guarantor hereby irrevocably waives and agrees not to exercise any claim or other rights which it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of the Company's obligations under the Notes or this Indenture and such
Guarantor's obligations under this Note Guarantee and this Indenture, in any such instance including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, and any right to participate in any claim or remedy of the Holders against the Company, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other assets or by set-off or in any other manner, payment or security on account of such claim or other rights.
If any amount shall be paid to any Guarantor in violation of the preceding sentence and any amounts owing to the Trustee or the Holders under the Notes, this Indenture, or any other document or instrument delivered under or in connection with such agreements or instruments, shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Trustee or the Holders and shall forthwith be paid to the Trustee for the benefit of itself or such
Holders to be credited and applied to the obligations in favor of the Trustee or the Holders, as the case may be, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it shall receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section
10.05 is knowingly made in contemplation of such benefits.

SECTION 10.06. Immediate Payment.

          Each Guarantor agrees to make immediate payment to the Trustee on behalf of the Holders of all Guarantee Obligations owing or payable to the respective Holders upon receipt of a demand for payment therefor by the Trustee to such Guarantor in writing.

SECTION 10.07. No Set-Off.

          Each payment to be made by a Guarantor hereunder in respect of the
Guarantee Obligations shall be payable in the currency or currencies in which such Guarantee Obligations are denominated, and, to the fullest extent permitted by law, shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

SECTION 10.08. Guarantee Obligations Absolute.

          The obligations of each Guarantor hereunder are and shall be absolute and unconditional and any monies or amounts expressed to be owing or payable by each Guarantor

                                      -99-

hereunder which may not be recoverable from such Guarantor on the basis of a
Note Guarantee shall be recoverable from such Guarantor as a primary obligor and principal debtor in respect thereof.

SECTION 10.09. Note Guarantee Obligations Continuing.

          The obligations of each Guarantor hereunder shall be continuing and shall remain in full force and effect until all such obligations have been paid and satisfied in full. Each Guarantor agrees with the Trustee that it shall, upon request by the Trustee, deliver to the Trustee suitable acknowledgments of this continued liability hereunder and under any other instrument or instruments relating to this Indenture in such form as counsel to the Trustee may reasonably advise.

SECTION 10.10. Note Guarantee Obligations Not Reduced.

          The obligations of each Guarantor hereunder shall not be satisfied, reduced or discharged solely by the payment of such principal, premium, if any, interest, fees and other monies or amounts as may at any time prior to discharge of this Indenture pursuant to Article Eight be or become owing or payable under or by virtue of or otherwise in connection with the Notes or this Indenture.

SECTION 10.11. Note Guarantee Obligations Reinstated.

          The obligations of each Guarantor hereunder shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment which would otherwise have reduced the obligations of any Guarantor hereunder
(whether such payment shall have been made by or on behalf of the Company or by or on behalf of a Guarantor) is rescinded or reclaimed from any of the Holders upon the insolvency, bankruptcy, liquidation or reorganization of the Company or any Guarantor or otherwise, all as though such payment had not been made. If demand for, or acceleration of the time for, payment by the Company or any other
Guarantor is stayed upon the insolvency, bankruptcy, liquidation or reorganization of the Company or such Guarantor, all such Indebtedness otherwise subject to demand for payment or acceleration shall nonetheless be payable by each Guarantor as provided herein.

SECTION 10.12. Note Guarantee Obligations Not Affected.

          To the fullest extent permitted by law, the obligations of each
Guarantor hereunder shall, subject to Section 10.04, not be affected, impaired or diminished in any way by any act, omission, matter or thing whatsoever, occurring before, upon or after any demand for payment hereunder (and whether or not known or consented to by any Guarantor or any of the Holders) which, but for this provision, might constitute a whole or partial defense to a claim against any Guarantor hereunder or might operate to release or otherwise exonerate any
Guarantor from any of its obligations hereunder or otherwise affect such obligations, whether occasioned by default of any of the Holders or otherwise, including, without limitation:

          (a) any limitation of status or power, disability, incapacity or other circumstance relating to the Company or any other Person, including any insolvency,

                                     -100-

     bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, winding-up or other proceeding involving or affecting the
     Company or any other Person;

          (b) any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Company or any other
     Person under this Indenture, the Notes or any other document or instrument;

          (c) any failure of the Company or any other Guarantor, whether or not without fault on its part, to perform or comply with any of the provisions of this Indenture, the Notes or any Note Guarantee, or to give notice thereof to a Guarantor;

          (d) the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any right or remedy from or against the Company or any other Person or their respective assets or the release or discharge of any such right or remedy;

          (e) the granting of time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the
     Company or any other Person;

          (f) any change in the time, manner or place of payment of, or in any other term of, any of the Notes, or any other amendment, variation, supplement, replacement or waiver of, or any consent to departure from, any of the Notes or this Indenture, including, without limitation, any increase or decrease in the principal amount of or premium, if any, or interest or
     Additional Interest on any of the Notes;

          (g) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Company or a Guarantor;

          (h) any merger or amalgamation of the Company or a Guarantor with any
     Person or Persons;

          (i) the occurrence of any change in the laws, rules, regulations or ordinances of any jurisdiction by any present or future action of any governmental authority or court amending, varying, reducing or otherwise affecting, or purporting to amend, vary, reduce or otherwise affect, any of the Guarantee Obligations or the obligations of a Guarantor under its Note
     Guarantee; and

          (j) any other circumstance, including release of a Guarantor pursuant to Section 10.04 (other than by complete, irrevocable payment) that might otherwise constitute a legal or equitable discharge or defense of the
     Company under this Indenture or the Notes or of a Guarantor in respect of its Note Guarantee hereunder.

SECTION 10.13. Waiver.

          Without in any way limiting the provisions of Section 10.01, each
Guarantor hereby waives notice of acceptance hereof, notice of any liability of any Guarantor hereunder, notice or proof of reliance by the Holders upon the obligations of any Guarantor hereunder, and diligence, presentment, demand for payment on the Company, protest, notice of dishonor or non-

                                     -101-

payment of any of the Guarantee Obligations, or other notice or formalities to the Company or any Guarantor of any kind whatsoever.

SECTION 10.14. No Obligation To Take Action Against the Company.

          Neither the Trustee nor any other Person shall have any obligation to enforce or exhaust any rights or remedies against the Company or any other
Person or any property of the Company or any other Person before the Trustee is entitled to demand payment and performance by any or all Guarantors of their liabilities and obligations under their Note Guarantees or under this Indenture.

SECTION 10.15. Dealing with the Company and Others.

          The Holders, without releasing, discharging, limiting or otherwise affecting in whole or in part the obligations and liabilities of any Guarantor hereunder and without the consent of or notice to any Guarantor, may

          (a) grant time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Company or any other Person;

          (b) take or abstain from taking security or collateral from the
     Company or from perfecting security or collateral of the Company;

          (c) release, discharge, compromise, realize, enforce or otherwise deal with or do any act or thing in respect of (with or without consideration)
     any and all collateral, mortgages or other security given by the Company or any third party with respect to the obligations or matters contemplated by this Indenture or the Notes;

          (d) accept compromises or arrangements from the Company;

          (e) apply all monies at any time received from the Company or from any security upon such part of the Guarantee Obligations as the Holders may see fit or change any such application in whole or in part from time to time as the Holders may see fit; and

          (f) otherwise deal with, or waive or modify their right to deal with, the Company and all other Persons and any security as the Holders or the
     Trustee may see fit.

SECTION 10.16. Default and Enforcement.

          If any Guarantor fails to pay in accordance with Section 10.06 hereof, the Trustee may proceed in its name as trustee hereunder in the enforcement of the Note Guarantee of any such Guarantor and such Guarantor's obligations thereunder and hereunder by any remedy provided by law, whether by legal proceedings or otherwise, and to recover from such Guarantor the obligations.

                                     -102-

SECTION 10.17. Acknowledgment.

          Each Guarantor hereby acknowledges communication of the terms of this
Indenture, the Notes and the Note Guarantees consents to and approves of the same.

SECTION 10.18. Costs and Expenses.

          Each Guarantor shall pay on demand by the Trustee any and all reasonable costs, fees and expenses (including, without limitation, reasonable legal fees on a solicitor and client basis) incurred by the Trustee, its agents, advisors and counsel or any of the Holders in enforcing any of their rights under any Note Guarantee.

SECTION 10.19. No Merger or Waiver; Cumulative Remedies.

          No failure to exercise and no delay in exercising, on the part of the
Trustee or the Holders, any right, remedy, power or privilege hereunder or under this Indenture or the Notes, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under this Indenture or the Notes preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges in the Note Guarantee and under this Indenture, the Notes and any other document or instrument between a Guarantor and/or the
Company and the Trustee are cumulative and not exclusive of any rights, remedies, powers and privilege provided by law.

SECTION 10.20. Survival of Note Guarantee Obligations.

          Without prejudice to the survival of any of the other obligations of each Guarantor hereunder, the obligations of each Guarantor under Section 10.01 shall survive the payment in full of the Guarantee Obligations and shall be enforceable against such Guarantor, to the fullest extent permitted by law, without regard to and without giving effect to any defense, right of offset or counterclaim available to or which may be asserted by the Company or any
Guarantor.

SECTION 10.21. Note Guarantee in Addition to Other Guarantee Obligations.

          The obligations of each Guarantor under its Note Guarantee and this
Indenture are in addition to and not in substitution for any other obligations to the Trustee or to any of the Holders in relation to this Indenture or the
Notes and any guarantees or security at any time held by or for the benefit of any of them.

SECTION 10.22. Severability.

          Any provision of this Article Ten which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction unless its removal would substantially defeat the basic intent, spirit and purpose of this
Indenture and this Article Ten.

                                     -103-

SECTION 10.23. Successors and Assigns.

          Subject to the provisions herein relating to the release of Note
Guarantees, each Note Guarantee shall be binding upon and inure to the benefit of each Guarantor and the Trustee and the other Holders and their respective successors and permitted assigns, except that no Guarantor may assign any of its obligations hereunder or thereunder.

                                 ARTICLE ELEVEN

                                  MISCELLANEOUS

SECTION 11.01. Trust Indenture Act Controls.

          If any provision of this Indenture limits, qualifies or conflicts with another provision which is required or deemed to be included in this Indenture by the Trust Indenture Act, such required or deemed provision of the Trust
Indenture Act shall control.

SECTION 11.02. Notices.

          Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by nationally recognized overnight courier service, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

          if to the Company or a Guarantor:

               c/o Navios Maritime Holdings Inc.
               85 Akti Miaouli Street
               Piraeus 185 38, Greece
               Attn: Secretary
               Telephone: +30-210-4595000

          with a copy to:

               Fried, Frank, Harris, Shriver & Jacobson LLP
               One New York Plaza
               New York, NY 10004
               Attn: Stuart Gelfond
               Telephone: (212) 859-8000
               Facsimile: (212) 859-4000

                                     -104-

          if to the Trustee:

               Wells Fargo Bank, N.A.
               Corporate Trust Services
               Sixth and Marquette
               MAC N9303-120
               Minneapolis, MN 55479
               Attn:  Corporate Trust Services
               Telephone: 612-667-2344
               Facsimile: 612-667-9825

          Each of the Company, each Guarantor and the Trustee by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication to the Company and the
Trustee, shall be deemed to have been given or made as of the date so delivered if personally delivered; when replied to; when receipt is acknowledged, if telecopied; five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee); and
next Business Day if by nationally recognized overnight courier service.

          Any notice or communication mailed to a Holder shall be mailed to him by first class mail or other equivalent means at his address as it appears on the registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

          Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance on such waiver.

          In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

SECTION 11.03. Communications by Holders with Other Holders.

          Holders may communicate pursuant to Trust Indenture Act section 312(b)
with other Holders with respect to their rights under this Indenture, the Notes or the Note Guarantees. The Company, the Trustee, the Registrar and any other
Person shall have the protection of Trust Indenture Act section 312(c).

                                     -105-

SECTION 11.04. Certificate and Opinion as to Conditions Precedent.

          Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee
(unless otherwise agreed by the Trustee):

          (1) an Officers' Certificate, in form and substance reasonably satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent to be performed or effected by the Company, if any, provided for in this Indenture relating to the proposed action have been complied with; and

          (2) an Opinion of Counsel stating that, in the opinion of such counsel
     (who may rely upon Officers' Certificates as to matters of fact), all such conditions precedent have been satisfied; provided, however, that such opinion shall not be required in connection with the initial issuance of the Notes hereunder.

SECTION 11.05. Statements Required in Certificate or Opinion.

          Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture, other than the Officers'
Certificate required by Section 4.06, shall include, to the extent required by the Trust Indenture Act or requested by the Trustee:

          (1) a statement that the Person making such certificate or opinion has read such covenant or condition;

          (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

          (4) a statement as to whether or not, in the opinion of each such
     Person, such condition or covenant has been satisfied or complied with;
     provided, however, that with respect to matters of fact, an Opinion of
     Counsel may rely on an Officers' Certificate or certificates of public officials.

SECTION 11.06. Rules by Paying Agent or Registrar.

          The Paying Agent or Registrar may make reasonable rules and set reasonable requirements for their functions.

                                     -106-

SECTION 11.07. Legal Holidays.

          If a payment date is not a Business Day, payment may be made on the next succeeding day that is a Business Day without the accrual of additional interest in the intervening period.

SECTION 11.08. GOVERNING LAW; WAIVER OF JURY TRIAL; SUBMISSION TO JURISDICTION.

          THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY
AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT
GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION
OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH OF THE
COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT
PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL
PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE
TRANSACTIONS CONTEMPLATED HEREBY.

          Any legal suit, action or proceeding arising out of or based upon this
Indenture, the Notes, the Note Guarantees or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the City of New York (collectively, the "SPECIFIED COURTS"), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party's address set forth in Section 11.02 shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any suit, action or other proceeding has been brought in an inconvenient forum.

SECTION 11.09. No Adverse Interpretation of Other Agreements.

          This Indenture may not be used to interpret another indenture, loan or debt agreement of any of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 11.10. No Personal Liability of Directors, Officers, Employees and
               Stockholders.

          No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantors under the Notes, this Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability to the fullest

                                     -107-

extent permitted by law. Such waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees.

SECTION 11.11. Successors.

          All agreements of the Company and the Guarantors in this Indenture, the Notes and the Note Guarantees shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 11.12. Duplicate Originals.

          All parties may sign any number of copies of this Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

SECTION 11.13. Severability.

          To the extent permitted by applicable law, in case any one or more of the provisions in this Indenture, in the Notes or in the Note Guarantees shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SECTION 11.14. Force Majeure.

          In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer
(software and hardware) services, it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

SECTION 11.15. Agent for Service; Submission to Jurisdiction; Waiver of
               Immunities.

          (a) The Company and each Guarantor hereby irrevocably consent and agree to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding brought against them with respect to their obligations, liabilities or any other matter arising out of or in connection with this Indenture, by serving a copy thereof upon any employee of any of the Company or any Guarantor (in such capacity, the "Company Process
Agent") at any business location that the Company or any Guarantor may maintain from time to time in the United States including, without limitation, at the offices of Navios Corporation located at 20 Marshall Street, Suite 200, South
Norwalk, Connecticut 06854.

          (b) If at any time the Company or any Guarantor has or maintains a business location in the State of New York (such Person, the "New York Presence
Obligor"), then the

                                     -108-

Company and the Guarantors shall, within 30 days after such location is opened, is acquired or otherwise exists, irrevocably designate, appoint and empower the
New York Presence Obligor as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them in any United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the "New York Process Agent"). Promptly upon making such appointment, the Company and the Guarantors shall promptly deliver notice thereof (which shall attach a copy of the operative appointing documentation) to the Trustee.

          (c) If at any time either (i) neither the Company nor any Guarantor maintains a bona fide business location in the State of Connecticut or the State of New York or (ii) a New York Presence Obligor exists but the Company or any
Guarantor fails to satisfy its obligations under the foregoing paragraph (b), then the Company and the Guarantors shall promptly (and in any event within 10 days) irrevocably designate, appoint and empower CT Corporation System, with offices currently at 111 Eighth Avenue, New York, New York 10011 (or such other third party corporate service provider of national standing as may be reasonably acceptable to the Representatives), as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them in any such United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Indenture and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the "Third Party Process Agent"; each of the Company Process Agent, the New York Process Agent or the Third Party Process
Agent, a "Process Agent") and pay all fees and expenses required by the Third
Party Process Agent in connection therewith. If for any reason such Third Party
Process Agent hereunder shall cease to be available to act as such, each of the
Company and the Guarantors agrees to designate a new Third Party Process Agent in the County of New York on the terms and for the purposes of this Section
11.15 satisfactory to the Representatives.

          (d) Each of the Company and the Guarantors further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against them by (i)
serving a copy thereof upon any of the relevant Process Agents specified in clauses (a) through (c) above, or (ii) or by mailing copies thereof by registered or certified air mail, postage prepaid, to the Company, at its address specified in or designated pursuant to this Indenture. Each of the
Company and the Guarantors agrees that the failure of any Process Agent, to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

          (e) Each of the Company and each Guarantor agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein shall in any way be deemed to limit the ability of the
Trustee or any Holder to serve any such legal process,

                                     -109-

summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the Company or the Guarantors or bring actions, suits or proceedings against them in such other jurisdictions, and in such manner, as may be permitted by applicable law.

          (f) The provisions of this Section 11.15 shall survive any termination of this Indenture, in whole or in part.

          (g) To the extent that the Company or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, it hereby irrevocably waives (to the extent permitted by law) such immunity in respect of its obligations under each of this Indenture, the Notes and the Note Guarantees (and the Notations of
Guarantee). In addition, the Company and each Guarantor irrevocably waives and agrees not to assert, by way of motion, as a defense, or otherwise in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of the above-mentioned courts for any reason whatsoever, that such suit, action or proceeding is brought in an inconvenient forum or that the venue for such suit is improper, or that this Indenture, the Notes or the Note
Guarantees (and the Notations of Guarantee) or the subject matter hereof or thereof may not be enforced in such courts.

SECTION 11.16. Currency of Account; Conversion of Currency; Foreign Exchange
               Restrictions.

          (a) U.S. dollars are the sole currency of account and payment for all sums payable by the Company and the Guarantors under or in connection with the
Notes, the Note Guarantees or this Indenture, including damages related thereto.
Any amount received or recovered in a currency other than U.S. dollars by a
Holder (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) in respect of any sum expressed to be due to it from the Company shall only constitute a discharge to the Company to the extent of the U.S.
dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under the Notes, the Company shall indemnify it against any loss sustained by it as a result as set forth in Section 11.16(b). In any event, the Company and the
Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 11.16, it shall be sufficient for the
Holder to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). The indemnities set forth in this Section 11.16 constitute separate and independent obligations from other obligations of the Company and the
Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Notes.

                                     -110-

          (b) The Company and the Guarantors, jointly and severally, covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes, the Note Guarantees and this Indenture:

          (1)  (A)  If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes
                    necessary to convert into a currency (the "JUDGMENT
                    CURRENCY") an amount due in any other currency (the "BASE
                    CURRENCY"), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on
                    which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise
                    determine).

               (B)  If there is a change in the rate of exchange prevailing between the Business Day before the day on which the
                    judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company and the Guarantors shall pay such additional (or, as the case
                    may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt
                    shall produce the amount in the Base Currency originally
                    due.

          (2) In the event of the winding-up of the Company or any Guarantor at any time while any amount or damages owing under the Notes, the Note
     Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company and the Guarantors shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the U.S. Dollar Equivalent of the amount due or contingently due under the Notes, the Note Guarantees and this
     Indenture (other than under this subsection (b)(2)) is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this subsection
     (b)(2), the final date for the filing of proofs of claim in the winding-up of the Company or any Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company or such Guarantor may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

          (c) The obligations contained in subsections (a), (b)(1)(B) and (b)(2)
of this Section 11.16 shall constitute separate and independent obligations from the other obligations of the Company and the Guarantors under this Indenture, shall give rise to separate and independent causes of action against the Company and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company or any Guarantor for a liquidated sum in respect of amounts due hereunder (other than under subsection (b)(2) above) or under any such judgment or

                                     -111-

order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or any Guarantor or the liquidator or otherwise or any of them. In the case of subsection (b)(2)
above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

          (d) The term "RATE OF EXCHANGE" shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in subsections (b)(1) and (b)(2) above and includes any premiums and costs of exchange payable.

                                     -112-

                                   SIGNATURES

          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the date first written above.

                                        NAVIOS MARITIME HOLDINGS INC.,
                                           as Company

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        NAVIOS CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        ANEMOS MARITIME HOLDINGS INC.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        NAVIOS SHIPMANAGEMENT INC.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        AEGEAN SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                       S-1

                                        LIBRA SHIPPING ENTERPRISES CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        ALEGRIA SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        FELICITY SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        GEMINI SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        ARC SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                      S-2

                                        GALAXY SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        MAGELLAN SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        IONIAN SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        APOLLON SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        HERAKLES SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                      S-3

                                        ACHILLES SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        KYPROS SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        HIOS SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        MERIDIAN SHIPPING ENTERPRISES INC.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        MERCATOR SHIPPING CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                      S-4

                                        HORIZON SHIPPING ENTERPRISES
                                           CORPORATION, as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        HYPERION ENTERPRISES INC.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        STAR MARITIME ENTERPRISES CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        NAVIMAX CORPORATION,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        NAVIOS HANDYBULK INC.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                      S-5

                                        NAVIOS INTERNATIONAL INC.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        HESTIA SHIPPING LTD.,
                                           as a Guarantor

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        WELLS FARGO BANK, N.A.,
                                           as Trustee

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                      S-6

                                                                       EXHIBIT A

[INSERT THE GLOBAL NOTE LEGEND, IF APPLICABLE PURSUANT TO THE PROVISIONS OF THE
INDENTURE]

[INSERT THE PRIVATE PLACEMENT LEGEND, IF APPLICABLE PURSUANT TO THE PROVISIONS
OF THE INDENTURE]

                                      A-1

                          NAVIOS MARITIME HOLDINGS INC.

                            9 1/2% Senior Notes 2014

                                                                       CUSIP No.
                                                                        ISIN No.

No.                                                                    $________

          NAVIOS MARITIME HOLDINGS INC., a Marshall Islands corporation, as issuer, (the "COMPANY"), for value received promise to pay to ____________ or
its registered assigns, the principal sum of               U.S. dollars [or such
other amount as is provided in a schedule attached hereto](1) on December 15,
2014.

          Interest Payment Dates: June 15 and December 15, commencing.

          Record Dates: June 1 and December 1.

          Reference is made to the further provisions of this Note contained herein, which shall for all purposes have the same effect as if set forth at this place.

----------
(1)  This language should be included only if the Note is issued in global form.

                                      A-2

          IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officers.

Dated:

                                        NAVIOS MARITIME HOLDINGS INC.,
                                           as Company

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                      A-3

                 FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION

          This is one of the 9 1/2% Senior Notes due 2014 described in the within-mentioned Indenture.

Dated:

                                        WELLS FARGO BANK, N.A.,
                                           as Trustee

                                        By:
                                            ------------------------------------
                                                    Authorized Signatory

                                      A-4

                                (Reverse of Note)

                          9 1/2% Senior Notes due 2014

          Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

          SECTION 1. Interest. Navios Maritime Holdings Inc., a Marshall Islands
corporation, as issuer, (the "COMPANY"), promises to pay interest (including
Additional Interest, if applicable) on the principal amount of this Note at 9
1/2% per annum from _______, until maturity. The Company shall pay interest semi-annually in arrears on June 15 and December 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an
"INTEREST PAYMENT DATE"), commencing ______. Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. The Company shall pay interest
(including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand to the extent lawful at the interest rate applicable to the Notes; it shall pay interest
(including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest, if any (in each case without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a
360-day year of twelve 30-day months.

          SECTION 2. Method of Payment. The Company shall pay interest and
Additional Interest, if any, on the Notes to the Persons who are registered
Holders at the close of business on the June 1 or December 1 next preceding the
Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.
The Company shall pay principal, premium, if any, and interest on the Notes in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts ("U.S. LEGAL TENDER").
Principal, premium, if any, interest and Additional Interest, if any, on the
Notes shall be payable at the office or agency of the Company maintained in the
United States for such purpose except that, at the option of the Company, the payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of
Holders; provided that for Holders owning at least $100,000 aggregate principal amount of Notes that have given wire transfer instructions to the Company at least ten (10) Business Days prior to the applicable payment date, the Company shall make all payments of principal, interest, premium and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the
Company's office or agency in the United States shall be the office of the
Trustee maintained for such purpose.

          SECTION 3. Paying Agent and Registrar. Initially, Wells Fargo Bank,
N.A., the Trustee under the Indenture, shall act as Paying Agent and Registrar.
The Company may change any Paying Agent or Registrar without notice to any
Holder. Except as provided in the Indenture, the Company or any of its
Subsidiaries may act in any such capacity.

                                       A-5

          SECTION 4. Indenture. The Company issued the Notes under an Indenture dated as of December 18, 2006 (the "INDENTURE") by and among the Company, the
Guarantors (as defined therein) and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code Sections
77aaa-77bbbb) (the "TRUST INDENTURE ACT"). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

          SECTION 5. Optional Redemption.

          (a) On or after December 15, 2010, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date:

                     YEAR                                  PERCENTAGE
                     ----                                  ----------
                     2010...............................    104.750%
                     2011...............................    102.375%
                     2012 and thereafter................    100.000%

          (b) Prior to December 15, 2010, the Company may, at its option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice at a redemption price equal to the sum of:

               (i)  100% of the principal amount of the Notes to be redeemed, plus

               (ii) the Applicable Premium, plus

accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, subject to the right of Holders on the relevant Record Date to receive interest due on the relevant interest payment date (a "MAKE-WHOLE REDEMPTION").

          SECTION 6. Redemption With Proceeds of Equity Offerings. At any time prior to December 15, 2009, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture
(including any Additional Notes) at a Redemption Price of 109.5% of the
principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, with the net cash proceeds of one or more Equity
Offerings; provided that:

          (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (excluding Notes held by the Company and its
     Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

                                      A-6

          (2) such redemption occurs not more than 180 days after the date of the closing of the relevant such Equity Offering.

          SECTION 7. Redemption for Changes in Withholding Tax. The Company may,
at its option, redeem all, but not less than all, of the Notes then outstanding at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Interest, if any, thereon to the
Redemption Date, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such Notes, any Additional Amounts as a result of change in law (including any regulations promulgated thereunder) or in the interpretation or administration of law, if such change is announced and becomes effective on or after the Issue Date and the Company determines in good faith that such obligation cannot be avoided
(including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures (not requiring material cost) available to the Company and the Guarantor.

          Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, the Company shall deliver to the Trustee (i) an Officers'
Certificate stating that the Company is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to elect to redeem have occurred and
(ii) if requested by the Trustee, an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Company or the applicable
Guarantor or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.

          SECTION 8. Selection and Notice of Redemption. Notes in denominations larger than $1,000 may be redeemed in part; provided that Notes shall be redeemed only in integral multiples of $1,000 unless all Notes held by a Holder are to be redeemed. Notice of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date to each
Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the
Redemption Date, interest and Additional Interest, if any, cease to accrue on
Notes or portions thereof called for redemption, unless the Company defaults in the payment of the Redemption Price.

          SECTION 9. Mandatory Redemption. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes (it being understood that the foregoing shall not limit Section 10 below).

          SECTION 10. Repurchase at Option of Holder.

                                      A-7

          (a) Upon the occurrence of a Change of Control, and subject to certain conditions set forth in the Indenture, the Company shall be required to offer to purchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of the outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and
Additional Interest, if any, thereon to the date of repurchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant interest payment date.

          (b) The Company is, subject to certain conditions and exceptions, obligated to make an offer to purchase Notes and certain other pari passu
Indebtedness at 100% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, with certain
Excess Proceeds of Asset Sales in accordance with the Indenture.

          SECTION 11. Denominations, Transfer, Exchange. The Notes are in
registered form without coupons in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the
Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part.
Also, the Company and the Registrar are not required to transfer or exchange any
Notes for a period of 15 days before the mailing of a notice of redemption of
Notes to be redeemed.

          SECTION 12. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

          SECTION 13. Amendment, Supplement and Waiver. The Indenture and the
Notes may be amended, supplemented or waived as set forth in, and subject to the terms and conditions of, the Indenture.

          SECTION 14. Defaults and Remedies. The Events of Default relating to the Notes are set forth in Section 6.01 of the Indenture. If an Event of Default
occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes generally may declare all the
Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in the Indenture, all outstanding Notes shall become due and payable without further action or notice. Holders may not enforce the
Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding
Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default (except a Default relating to the payment of principal, premium or interest or Additional
Interest, if any, including an accelerated payment or the failure to make a payment on the Change of Control Payment Date pursuant to a Change of Control
Offer or the Asset Sale Payment Date pursuant to a Asset Sale Offer) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes rescind an acceleration or waive any existing Default

                                      A-8

and its consequences under the Indenture except a continuing Default in the payment of interest on, or the principal of, or the premium or Additional
Interest on, the Notes, subject to certain conditions being met. The Company shall deliver to the trustee a statement specifying any Default or Event of
Default within 30 days of becoming aware thereof.

          SECTION 15. Additional Amounts. All payments made by the Company under or with respect to this Note or by a Guarantor under or with respect to its Note
Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in any jurisdiction in which the Company or any
Guarantor is organized or is otherwise a resident for tax purposes or any jurisdiction from or through which payment is made (each, a "RELEVANT TAXING
JURISDICTION"), unless the Company or such Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

          If the Company or any Guarantor is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to this Note or the Note Guarantee of such Guarantor, the Company or such Guarantor, as applicable, shall pay such additional amounts ("ADDITIONAL AMOUNTS") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction shall equal the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no
Additional Amounts shall payable with respect to any Tax that would not have been imposed, payable or due:

          (1) but for the existence of any present or former connection between the Holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes) and the Relevant Taxing Jurisdiction
     (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of this Note or enforcement of rights hereunder or the receipt of payments in respect hereof;

          (2) but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Company has delivered a request to the Holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

          (3) if the presentation of this Note (where presentation is required)
     for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;

          (4) subject to the last paragraph of this Section 15, with respect to any estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or

          (5) as a result of a combination of the foregoing clauses (1) through
     (4).

          In addition, Additional Amounts shall not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, this Note had been the Holder and such

                                      A-9

beneficial owner would not be entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4) or (5) above. In addition, Additional
Amounts shall not be payable with respect to any Tax which is payable otherwise than by withholding from payments of, or in respect of principal of, or any interest or Additional Interest, if any, on, this Note.

          Whenever in this Note or the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or Additional
Interest, if any, or of any other amount payable under or with respect to this
Note, such mention shall be deemed to include mention of the payment of
Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

          The Company and the Guarantors shall pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery or registration of this Note, this Indenture or any other document or instrument referred to therein, or the receipt of any payments with respect to this Note, excluding any such taxes, charges or similar levies imposed by any jurisdiction in which the Company or any Guarantor or any successor Person is organized or is otherwise resident for tax purposes, the United States of America or any jurisdiction in which a Paying Agent is located, but not excluding those resulting from, or required to be paid in connection with, the enforcement of this Note or other such document or instrument following the occurrence of an
Event of Default with respect to this Note.

          SECTION 16. No Recourse Against Others. No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantors under the Notes, the Indenture, the
Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note and the Note
Guarantees waives and releases all such liability. Such waiver and release are part of the consideration for issuance of this Note and the Note Guarantees.

          SECTION 17. Note Guarantees. This Note shall be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders.
Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the
Guarantors, the Trustee and the Holders.

          SECTION 18. Trustee Dealings with the Company. Subject to certain terms set forth in the Indenture, the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Company, the Guarantors their Subsidiaries or their respective Affiliates as if it were not the Trustee.

          SECTION 19. Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

          SECTION 20. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT
(= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

                                      A-10

          SECTION 21. Additional Rights of Holders of Restricted Global Notes
and Restricted Definitive Notes. Pursuant to, but subject to the exceptions in, the Registration Rights Agreement, the Company and the Guarantors shall be obligated to use their commercially reasonable efforts to consummate an exchange offer pursuant to which the Holder of this Note shall have the right to exchange this Note for a 9 1/2% Senior Note due 2014 of the Company which shall have been registered under the Securities Act, in like principal amount and having terms identical in all material respects to this Note (except that such Note shall not be entitled to Additional Interest and shall not contain terms with respect to transfer restrictions). The Holders shall be entitled to receive certain
Additional Interest in the event such exchange offer is not consummated or the
Notes are not offered for resale and upon certain other conditions, all pursuant to and in accordance with the terms of the Registration Rights Agreement.(2)

          SECTION 22. CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the
Company has caused CUSIP and ISIN numbers to be printed on the Notes and the
Trustee may use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

          SECTION 23. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, AND
CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING
EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE
LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

          The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture.

----------
(2)  This Section not to appear on Exchange Securities or Additional Notes unless required by the terms of such Additional Notes.

                                      A-11

                                 ASSIGNMENT FORM

I or we assign and transfer this Note to

________________________________________________________________________________
(Print or type name, address and zip code of assignee or transferee)

(Insert Social Security or other identifying number of assignee or transferee)

and irrevocably appoint _______________________________________ agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Dated: _________________                Signed:
                                               ---------------------------------
                                               (Sign exactly as name appears on
                                               the other side of this Note)

Signature Guarantee:
                     -----------------------------------------------------------

                         Participant in a recognized Signature Guarantee
                         Medallion Program (or other signature guarantor program
                         reasonably acceptable to the Trustee)

          In connection with any transfer of this Note occurring prior to the date which is the date following the second anniversary of the original issuance of this Note, the undersigned confirms that it has not utilized any general solicitation or general advertising in connection with the transfer and is making the transfer pursuant to one of the following:

                                   [Check One]

(1) [__] to the Company or a subsidiary thereof; or

(2) [__] to a person who the transferor reasonably believes is a "qualified institutional buyer" pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"); or

(3) [__] outside the United States to a non-"U.S. person" as defined in Rule 902 of Regulation S under the Securities Act in compliance with Rule 904 of
         Regulation S under the Securities Act; or

(4) [__] pursuant to the exemption from registration provided by Rule 144 under the Securities Act or pursuant to another exemption available under the
         Securities Act; or

(5) [__] pursuant to an effective registration statement under the Securities
         Act.

                                      A-12

and unless the box below is checked, the undersigned confirms that such Note is not being transferred to an "affiliate" of the Company as defined in Rule 144 under the Securities Act (an "Affiliate"):

          [__]  transferee is an Affiliate of the Company.

          Unless one of the foregoing items (1) through (6) is checked, the
Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if item (3) or (4) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, in their sole discretion, such written legal opinions, certifications (including an investment letter in the case of box (3)) and other information as the Trustee or the
Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

          If none of the foregoing items (1) through (5) are checked, the
Trustee or Registrar shall not be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.16 of the
Indenture shall have been satisfied.

Dated: _________________                Signed:
                                                --------------------------------
                                                (Sign exactly as name appears on
                                                the other side of this Note)

Signature Guarantee:
                     -----------------------------------------------------------
                         Participant in a recognized Signature Guarantee
                         Medallion Program (or other signature guarantor program
                         reasonably acceptable to the Trustee)

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED

          The undersigned represents and warrants that it is purchasing this
Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated: _______________                  ----------------------------------------
                                        NOTICE: To be executed by an executive
                                                officer

                                      A-13

                       OPTION OF HOLDER TO ELECT PURCHASE

          If you want to elect to have this Note purchased by the Company pursuant to Section 4.09 or Section 4.13 of the Indenture, check the appropriate box:

          Section 4.09 [_]      Section 4.13 [_]

          If you want to elect to have only part of this Note purchased by the
Company pursuant to Section 4.09 or Section 4.13 of the Indenture, state the amount (in denominations of $1,000 and integral multiples of $1,000 in excess thereof): $___________

Dated: _______________                  Signed:
                                                --------------------------------
                                                (Sign exactly as name appears on
                                                the other side of this Note)

Signature Guarantee:
                                        ----------------------------------------
                                        Participant in a recognized Signature
                                        Guarantee Medallion Program (or other
                                        signature guarantor program reasonably
                                        acceptable to the Trustee)

                                      A-14

            SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE(3)

          The following exchanges of a part of this Global Note for an interest in another Global Note or for a Physical Note, or exchanges of a part of another
Global Note or Physical Note for an interest in this Global Note, have been made:

                                                                     Principal Amount of         Signature of
                   Amount of decrease in   Amount of increase in      this Global Note       authorized signatory
                    Principal Amount of     Principal Amount of    following such decrease    of Trustee or Note
Date of Exchange     this Global Note         this Global Note          (or increase)              Custodian
----------------   ---------------------   ---------------------   -----------------------   --------------------

----------
(3)  This schedule should be included only if the Note is issued in global form.

                                      A-15

                                                                       EXHIBIT B

                                 FORM OF LEGENDS

          Each Global Note and Physical Note that constitutes a Restricted
Security shall bear the following legend (the "Private Placement Legend") on the face thereof until after the second anniversary of the Issue Date, unless otherwise agreed by the Company and the Holder thereof or if such legend is no longer required by Section 2.16(f) of the Indenture:

     THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES
     SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD,
     PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER
     REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING
     OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR
     THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE
     REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH
     RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT
     TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE
     144 THEREUNDER (IF AVAILABLE), (4) PURSUANT TO ANOTHER APPLICABLE EXEMPTION
     FROM REGISTRATION UNDER THE SECURITIES ACT OR (5) PURSUANT TO AN EFFECTIVE
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN ACCORDANCE WITH
     ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER
     JURISDICTIONS.

          Each Global Note authenticated and delivered hereunder shall also bear the following legend:

          THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE
     HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A
     NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS NOTE IS NOT
     EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE
     DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN
     THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS
     NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A
     NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE
     DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED
     IN THE INDENTURE.

          UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE
     OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE
     ISSUER OR ITS AGENT FOR REGISTRATION

     OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED
     IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN
     AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR
     TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF
     DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR
     TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE &
     CO., HAS AN INTEREST HEREIN.

                                                                       EXHIBIT C

                       Form of Certificate To Be Delivered
                          in Connection with Transfers
                            Pursuant to Regulation S

                                                        [_____________], [_____]

Wells Fargo Bank, N.A.
Corporate Trust Services
Sixth and Marquette
MAC N9303-120
Minneapolis, MN 55479

Attention: Corporate Trust Services

               Re:  Navios Maritime Holdings Inc. (the "COMPANY") 9 1/2% Senior
                    Notes due 2014 (the "NOTES")

Ladies and Gentlemen:

          In connection with our proposed sale of $[_______] aggregate principal amount of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the "SECURITIES ACT"), and, accordingly, we represent that:

          (1) the offer of the Notes was not made to a person in the United
     States;

          (2) either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United
     States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;

          (3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of
     Regulation S, as applicable;

          (4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

          (5) we have advised the transferee of the transfer restrictions applicable to the Notes.

                                      C-1

          You, as Trustee, the Company, counsel for the Company and others are entitled to conclusively rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S under the Securities Act.

                                        Very truly yours,

                                        [Name of Transferor]

                                        By:
                                            ------------------------------------
                                            Authorized Signatory

                                       C-2

                                                                       EXHIBIT D

                         FORM OF SUPPLEMENTAL INDENTURE

                    TO BE DELIVERED BY SUBSEQUENT GUARANTORS

          SUPPLEMENTAL INDENTURE (this "SUPPLEMENTAL INDENTURE"), dated as of
_________________, 20__, among _______________________ (the "GUARANTEEING
SUBSIDIARY"), a subsidiary of Navios Maritimes Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the "COMPANY"), the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells
Fargo Bank, N.A., as trustee (or its permitted successor) under the Indenture referred to below (the "TRUSTEE").

          WITNESSETH

          WHEREAS, the Company and the Guarantors has heretofore executed and delivered to the Trustee an indenture (the "INDENTURE"), dated as of December
18, 2006 providing for the issuance of 9 1/2% Senior Notes due 2014 (the
"NOTES");

          WHEREAS, the Indenture provides that under certain circumstances the
Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "NOTE GUARANTEE"); and

          WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the
Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

          1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

          2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.

          4. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE
GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK,
WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE
APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

                                      D-1

          5. COUNTERPARTS. The parties may sign any number of copies of this
Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

          6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

          7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental
Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

                                      D-2

          IN WITNESS WHEREOF, the parties hereto have caused this Supplemental
Indenture to be duly executed and attested, all as of the date first above written.

Dated: __________________, 20__

                                          [GUARANTEEING SUBSIDIARY]

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                          NAVIOS MARITIME HOLDINGS INC.

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                          [EXISTING GUARANTORS]

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                          WELLS FARGO BANK, N.A.,
                                              as Trustee

                                          By:
                                              ----------------------------------
                                              Authorized Signatory

                                      D-3

                                                                       EXHIBIT E

                              NOTATION OF GUARANTEE

          For value received, each Guarantor (which term includes any successor
Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of December 18, 2006 (the "INDENTURE"), among Navios Maritime Holdings Inc. (the "COMPANY"), the Guarantors party thereto and Wells Fargo Bank, N.A., as trustee (the "TRUSTEE"), (a) (x) the due and punctual payment of the principal of, premium, if any, and interest and
Additional Interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest and Additional Interest, if any, on the Notes and (z) the due and punctual payment and performance of all other obligations of the Company and all other obligations of the other
Guarantors (including under the Note Guarantees). The obligations of the
Guarantors to the Holders and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note
Guarantee.

          Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

                                       E-1

          IN WITNESS WHEREOF, each Guarantor has caused this Notation of
Guarantee to be duly executed.

Date:

                                                     [Guarantors]

                                       E-2

                                                                       EXHIBIT F

                         FORM OF INCUMBENCY CERTIFICATE

          The undersigned, __________________, being the ________________ of
________________ (the "COMPANY"), does hereby certify that the individuals listed below are qualified and acting officers of the Company as set forth in the right column opposite their respective names and the signatures appearing in the extreme right column opposite the name of each such officer is a true specimen of the genuine signature of such officer and such individuals have the authority to execute documents to be delivered to, or upon the request of, Wells
Fargo Bank, N.A., as Trustee under the Indenture dated as of December 15, 2006, by and between the Company, the guarantors party thereto and Wells Fargo Bank,
N.A.

             Name                 Title              Signature
             ----                 -----              ---------

       _________________    _________________    ________________

       _________________    _________________    ________________

       _________________    _________________    ________________

          IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate as of the __________ day of __________, 20__.

                                               Name:
                                               Title:

                                       F-1